  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1997

                                      REGISTRATION STATEMENT NO. 333-31839
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                       BOSTON COMMUNICATIONS GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
      MASSACHUSETTS                  4812                   04-302-26859
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               ----------------
                                100 SYLVAN ROAD
                  WOBURN, MASSACHUSETTS 01801 (617) 692-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                                 PAUL J. TOBIN
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       BOSTON COMMUNICATIONS GROUP, INC.
                                100 SYLVAN ROAD
                          WOBURN, MASSACHUSETTS 01801
                                (617) 692-7000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
         MARK G. BORDEN, ESQ.                   R.W. SMITH, JR., ESQ.
THOMAS L. BARRETTE, JR., ESQ. HALE AND     PIPER & MARBURY L.L.P. 36 SOUTH
   DORR LLP 60 STATE STREET BOSTON,      CHARLES STREET BALTIMORE, MARYLAND
 MASSACHUSETTS 02109 TELEPHONE: (617)      21201 TELEPHONE: (410) 539-2530
   526-6000 TELECOPY: (617) 526-5000          TELECOPY: (410) 576-1700

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date hereof.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), SHALL DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                          SUBJECT TO COMPLETION,

                                                       DATED AUGUST 8, 1997

                                3,000,000 Shares

                                      LOGO
                                  Common Stock

                                   --------

  Of the 3,000,000 shares of Common Stock offered hereby, 2,775,000 shares are being sold by Boston Communications Group, Inc. ("BCG" or the "Company") and 225,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. The Common Stock is quoted on the Nasdaq National Market under the symbol "BCGI." On August 7, the last reported sale price of the Company's Common Stock was $14.00 per share. See "Price Range of Common Stock."

                                   --------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                      FACTORS" BEGINNING ON PAGE 7 HEREOF.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                PRICE     UNDERWRITING   PROCEEDS   PROCEEDS TO
                                 TO      DISCOUNTS AND      TO        SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share..................    $             $            $            $
--------------------------------------------------------------------------------
Total(3)...................  $             $            $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting estimated expenses of $400,000, all of which will be payable by the Company.
(3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to Selling Shareholders
    will be $   , $   , $    and $   , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
   , 1997.

Alex. Brown & Sons
    INCORPORATED
                           Donaldson, Lufkin & Jenrette
                              SECURITIES CORPORATION
                                                                    Furman Selz

                 THE DATE OF THIS PROSPECTUS IS        , 1997.

           [LOGO OF BOSTON COMMUNICATIONS GROUP, INC. APPEARS HERE]

         PROVIDING INNOVATIVE SERVICES TO WIRELESS TELEPHONE CARRIERS.

 [PICTURE OF MAP OF THE UNITED STATES INDICATING AREAS IN WHICH THE COMPANY'S
          ROAMING SERVICES AND TELESERVICES ARE PROVIDED APPEARS HERE

LEGENDS TO THE MAP INCLUDE:

[COLOR] DENOTES: ROAMING SERVICES--SERVICE AREAS IN THE CONTINENTAL UNITED STATES WHERE THE COMPANY PROVIDES ITS ROAMERPLUS(TM) SERVICE TO ONE OR BOTH OF THE CELLULAR CARRIERS. THE COMPANY'S ROAMING SERVICE IS ALSO AVAILABLE IN MEXICO CITY AND MAJOR MARKETS IN CANADA, ALASKA, HAWAII AND PUERTO RICO.

[COLOR] DENOTES: TELESERVICES--MARKETS FOR WHICH THE COMPANY PROVIDES CUSTOMER SUPPORT SERVICES FOR WIRELESS CARRIERS.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. As used in this Prospectus, the terms "BCG" and "the Company" refer to Boston Communications Group, Inc. and its wholly-owned subsidiaries, Voice Systems Technology Inc. and Cellular Express, Inc., unless the context otherwise requires.

                                  THE COMPANY

  Boston Communications Group, Inc. develops, markets and provides innovative call processing and customer support teleservices and systems to wireless telephone carriers. The Company's services and systems are designed to enable wireless telephone carriers to focus internal resources on their core business activities, while increasing revenues, improving service quality and reducing costs. The Company's principal service offerings include its ROAMERplus roaming service, its customer support teleservices and its prepaid wireless services. The Company's ROAMERplus service provides carriers with the ability to cost-effectively generate revenues from subscribers who are not covered under traditional roaming agreements by arranging payment for roaming calls and paying carriers for the air time used. BCG is the leading provider of roaming services to the unregistered roaming market. The Company's teleservices allow wireless carriers to outsource all or a portion of their customer service activities and are designed to help wireless carriers retain subscribers, reduce costs and manage growth. The Company's prepaid wireless service, which was introduced in early 1996 and offered in 72 U.S. markets as of June 30, 1997, enables wireless carriers to offer their services on a prepaid basis using the Company's network of voice nodes (the "C/2/C Network"). The Company has achieved significant growth in revenues over the past three years, with revenues increasing from $18.3 million for the year ended December 31, 1994 to $50.7 million for the year ended December 31, 1996.

  Wireless telephone service has been one of the fastest growing segments of the telecommunications industry over the last ten years. The Cellular Telecommunications Industry Association estimates that the number of wireless subscribers in the United States increased from approximately 340,000 in December 1985 to approximately 44 million in December 1996. Significant growth in the wireless telephone market is expected to continue in the future, particularly given the emergence of personal communications service ("PCS") as a new form of wireless telephone service. In addition, new revenue opportunities, including the implementation of prepaid wireless services, are expected to contribute to this growth. Industry sources have projected that the number of prepaid wireless subscribers in the United States will grow to 9.4 million and that the total number of wireless subscribers will grow to 80 million by the end of the year 2000.

  BCG's objective is to be a leader in providing high-quality, innovative call processing and teleservices to wireless telephone carriers. A key element of the Company's strategy is to identify and develop additional value-added services that wireless telephone carriers either have not identified or have found difficult or uneconomical to provide on their own. The Company seeks to establish and maintain long-term relationships with its carrier customers in order to understand evolving customer needs and continue to develop new service offerings. The Company believes that the experience, relationships and knowledge of its management team provide it with a competitive advantage in addressing the needs of wireless telephone carriers.

  The Company's ROAMERplus service was introduced in 1991 and by 1996 was being used by approximately 80 cellular carriers that collectively hold licenses for over 1,100 markets in the United

States, Canada and Mexico, including nine of the 10 largest cellular carriers, by number of subscribers, in the United States. Wireless carriers can offer ROAMERplus service without significant additional investment in equipment, technology or personnel. The Company introduced its teleservices in 1993 and currently provides these services to 10 wireless carriers. The Company's teleservices allow a carrier's subscribers to make billing inquiries, initiate address and rate plan changes, obtain instructions on roaming features and promotions and receive other customer assistance. The experience, economies of scale and rapid response time that the Company brings to meeting its customers' needs can make the Company's pricing for teleservices a strategic and economic choice for wireless carriers.

  The Company is in the process of expanding its C/2/C Network, which uses proprietary software, to support delivery of its prepaid wireless services. The Company believes that this prepaid wireless service is attractive to wireless carriers seeking to cost-effectively penetrate untapped market segments, such as subscribers who cannot or do not want to receive service under traditional monthly billing arrangements. The Company is expanding its C/2/C Network to support a number of existing and pending contracts with wireless carriers in the United States, including a proposed agreement with AT&T to provide prepaid service in all wireless markets serviced by AT&T.

  The BCG Systems Division sells systems for prepaid wireless calling on a turn-key basis primarily to international customers and also sells systems for voice mail, fax mail and other enhanced services.

                              RECENT DEVELOPMENTS

  From July 1, 1996 through mid-July 1997, the Company significantly expanded both the coverage of and subscribers served by its C/2/C Network. In that time, the Company entered into contracts to provide prepaid wireless services with five wireless carriers, increasing the total population located in areas serviceable under the Company's prepaid wireless contracts to over 108 million. The Company also has announced a pending contract with AT&T to provide prepaid wireless service in all markets serviced by AT&T, which would increase the total population located in areas serviceable under the Company's prepaid wireless contracts to over 176 million. The contract with AT&T has yet to be finalized and there can therefore be no assurance that such contract will ultimately be entered into. Over the same period, the Company expanded the number of operational C/2/C Network voice nodes to 27, and the number of U.S. subscribers using the C/2/C Network increased to approximately 137,000.

  In the second quarter of 1997, the Company entered into a letter of intent to form a joint venture with Front-End Services Corporation to distribute prepaid calling cards on behalf of wireless carriers at over 75,000 retail locations nationwide. In addition, BCG is commencing a cooperative arrangement with Radio Shack to facilitate Radio Shack's sale of prepaid wireless services provided by carriers utilizing the Company's C/2/C Network. Under this arrangement, Radio Shack is able to sell prepaid wireless services at its retail locations without issuing a prepaid card. Each of these arrangements is in the initial stages of implementation and requires the cooperation and participation of the applicable local wireless carrier.

  Since June 1996, the Company has devoted significant effort to developing its presence in the Latin American market. The Company sold a prepaid system for over $5 million to Telcel, the largest wireless carrier in Mexico. In addition, the Company sold another prepaid system for $1.4 million to Cellstar, a reseller of wireless services in Venezuela.

  In July 1997, the Company and AT&T signed a letter of intent pursuant to which holders of AT&T calling cards will be entitled to use those cards to pay for calls made through the Company's ROAMERplus service.


  The Company was organized as a Massachusetts corporation in August 1988. The Company's principal office is located at 100 Sylvan Road, Woburn, Massachusetts 01801, and its telephone number is (617) 692-7000.

                                  THE OFFERING

Common Stock offered by the Company.......   2,775,000 shares
Common Stock offered by the Selling Share-
 holders..................................     225,000 shares
Common Stock to be outstanding after the
 offering.................................  15,644,362 shares(1)
Use of proceeds...........................  For expansion of the C/2/C Network, the purchase of the 20% minority
                                            interest in Wireless America Corp.,
                                            possible acquisitions and other
                                            general corporate purposes,
                                            including working capital
Nasdaq National Market symbol.............  BCGI

--------

(1) Includes 10,000 shares of Common Stock issuable pursuant to options to be exercised by a Selling Shareholder in connection with this offering. Excludes 1,739,563 shares of Common Stock issuable upon the exercise of options outstanding as of June 30, 1997 at a weighted average exercise price per share equal to $5.94. See "Management--Executive Compensation-- Stock Plans."

  This Prospectus contains certain forward-looking statements. For this purpose, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, statements such as "may," "will," "except," "believe," "anticipate," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors including those described in Risk Factors.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                  JUNE 30,
                          -------------------------------------------  ------------------
                           1992     1993     1994     1995     1996      1996      1997
                          -------  -------  -------  -------  -------  --------  --------
CONSOLIDATED STATEMENTS
 OF OPERATIONS
 DATA:
Revenues:
  Roaming services......  $ 6,275  $ 8,236  $16,004  $25,446  $32,234  $ 15,541  $ 15,060
  Teleservices..........      --       458    2,330    8,774   13,413     7,150     8,164
  Prepaid wireless
   services.............      --       --       --       --       312        69     2,303
  System sales..........      --       --       --       --     4,692     1,233     6,445
                          -------  -------  -------  -------  -------  --------  --------
    Total revenues......    6,275    8,694   18,334   34,220   50,651    23,993    31,972
Operating income
 (loss).................      291     (269)     405    2,129      610     1,077      (120)
Income (loss) from
 continuing
 operations(1)..........      259     (332)     288    3,008      599       573       136
Income (loss) from
 discontinued
 operations.............   (1,196)     (92)   1,507     (165)     --        --        --
Net income (loss).......     (937)    (424)   1,795    2,843      599       573       136
Accretion of dividends
 on redeemable preferred
 stock..................   (1,030)  (1,030)  (1,016)    (950)    (451)     (451)      --
Net income (loss)
 available to common
 shareholders...........   (1,967)  (1,454)     779    1,893      148       122       136
Net income (loss)
 available to common
 shareholders per common
 share(2):
  Continuing
   operations...........  $ (0.26) $ (0.42) $ (0.08) $  0.22  $  0.01  $   0.01  $   0.01
  Net income (loss).....  $ (0.65) $ (0.45) $  0.09  $  0.21  $  0.01  $   0.01  $   0.01
Shares used in computing
 net income (loss) per
 share..................    3,012    3,235    8,848    9,179   11,259     9,334    13,266
Supplemental net income
 available to common
 shareholders per common
 share(3)...............                                      $  0.05
Shares used in computing
 supplemental net income
 per share..............                                       12,427

                            JUNE 30, 1997
                         -------------------
                                     AS
                         ACTUAL  ADJUSTED(4)
                         ------- -----------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and short-term invest-
 ments.................. $ 3,799 $        40,083
Working capital.........  13,026          49,310
Total assets............  54,382          90,666
Shareholders' equity....  43,782          80,066

-------
(1) In 1995, the Company reversed the deferred tax asset valuation allowance, resulting in a tax benefit of $1.8 million. In addition, in 1994 and 1995, the Company realized benefits from net operating loss carryforwards of $382,000 and $840,000, respectively. See Note 6 of Notes to Consolidated Financial Statements.
(2) See Note 2 of Notes to Consolidated Financial Statements.
(3) Supplemental net income per share is based on the weighted average number of shares used in the calculation of net income per share increased by the number of shares which at the initial public offering price of the Company's Common Stock of $14.00 per share were required to complete the redemption of the Company's Redeemable Preferred Stock. Net income available to common shareholders is increased by the dividends accreted in 1996 on the Redeemable Preferred Stock. See Note 2 of Notes to Consolidated Financial Statements.

(4) Adjusted to give effect to the sale by the Company of 2,775,000 shares of Common Stock offered hereby (at an assumed offering price of $14.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds therefrom. Assumes the exercise of an option to purchase 10,000 shares of Common Stock by a Selling Shareholder in connection with this offering.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

  Reliance on Significant Customers. Historically, a significant portion of the Company's revenues in any particular period has been attributable to a limited number of customers. Net revenues attributable to the Company's ten largest customers accounted for approximately 81.2%, 84.6%, 82.4% and 77.3% of the Company's total revenues in 1994, 1995, 1996 and the first six months of 1997, respectively. Ameritech Cellular, Bell Atlantic NYNEX Mobile and BellSouth Mobility accounted for approximately 14.8%, 12.3% and 11.4%, respectively, of total revenues in 1996. Bell Atlantic NYNEX Mobile, Telcel and Ameritech accounted for approximately 12.7%, 12.2% and 10.8%, respectively, of total revenues in the first six months of 1997. In addition, Ameritech Cellular and SNET Telecommunications, Inc. accounted for approximately 40.4% and 26.1%, respectively, of the Company's teleservices revenues in 1996. Ameritech Cellular, LA Cellular, Bell Atlantic NYNEX Mobile and SNET Telecommunications, Inc. accounted for approximately 29.9%, 18.4%, 18.3% and 14.5%, respectively, of the Company's teleservice revenues in the first six months of 1997. Further, system sales to one customer accounted for 60.3% of the Company's system sales for the first six months of 1997. This concentration of customers can cause the Company's revenues and earnings to fluctuate from quarter to quarter, based on the volume of call traffic generated through these customers, the amount of services being performed pursuant to teleservices programs and the level of system sales. The Company expects that revenues attributable to a relatively small number of customers will continue to represent a significant percentage of its total revenues for the foreseeable future. The terms of the Company's contracts with its customers, including its significant customers, are generally for periods of one to two years and, except for certain teleservices and prepaid wireless services contracts, have no minimum payment obligations to the Company. Therefore, although the Company believes it has good relationships with its customers, there can be no assurance that any of the Company's customers, including its major customers, will continue to utilize the Company's services in amounts similar to previous years or at all. A significant decrease in business from any of the Company's major customers, including a decrease in business due to factors outside of the Company's control, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."

  Potential Fluctuations in Quarterly Performance. The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or acceptance of new services offered by the Company or its competitors, changes in the mix of services provided by the Company, variations in the level of system sales, changes in regulations affecting the wireless industry, changes in the Company's operating expenses, personnel changes and general economic conditions. In particular, the Company's roaming services revenues are affected by the frequency and volume of use of the Company's services, which may be influenced by seasonal trends, as well as changes in demand during particular periods due to a higher or lower incidence of temporary suspension of inter-carrier roaming agreements in certain markets. See "Business--Industry Background." Teleservices revenues may be influenced by the requirements of one or more of the Company's significant teleservice customers, including engagement of the Company for implementing or assisting in implementing special projects of limited duration. Revenues from system sales may be influenced by the timing of purchase decisions by the Company's customers and variations in the Company's sales cycle caused by factors such as the size of the transaction, customer purchasing patterns, the timing of new product and service introductions and general economic conditions. Although the Company was profitable during 12 out of the last 13 quarters, the Company was not profitable in any period prior to that time, and the Company experienced a significant reduction in its profitability in 1996 and an operating loss in the first six months of 1997, due to expenses associated with the development of its C/2/C Network. The Company expects to continue to incur significant expenses in connection with the expansion of its C/2/C Network to implement services to meet contractual obligations. In particular, the

Company is expanding its C/2/C Network in anticipation of entering into a proposed agreement with AT&T to provide prepaid service in all wireless markets serviced by AT&T. If that agreement is not ultimately consummated, costs incurred in connection with the expansion of the C/2/C Network could have a significant negative effect on the Company's results of operations. There can be no assurance that the Company's recent profitability will continue in the future or that its levels of profitability will not vary significantly among quarterly periods. Fluctuations in operating results may result in volatility in the price of the Company's Common Stock.

  Because a significant portion of the Company's operating expenses are committed in advance based on anticipated revenue levels, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, unexpected revenue shortfalls can cause significant variations in operating results from quarter to quarter and could have a material adverse effect on the Company's results of operations. In addition, the Company hired a significant number of employees in 1996 and the first six months of 1997, and expects to continue hiring additional sales, customer service, teleservice, management, software development and technical support employees during 1997 as it continues to develop and expand its operations, including the C/2/C Network. This significant increase in its workforce may negatively impact the Company's operating margins in the future, particularly if either the Company's expansion of its prepaid wireless service or its sales of prepaid systems are not successful.

  The Company recently began selling systems for prepaid wireless service in addition to providing prepaid wireless service under ongoing network-based contracts. Some of the Company's prepaid wireless service contracts also grant the carrier the option to purchase the system being used under the contract. Because the timing of system sales is difficult to predict, variations in system sales could result in significant variations in revenues between quarters. Further, a significant increase in system sales in the United States, could decrease the Company's ability to generate recurring revenues from its C/2/C Network. System sales to existing network customers would decrease the Company's recurring revenues from its C/2/C Network and could adversely affect the Company's business, financial condition and results of operations.

  The Company's largest source of revenue is currently its ROAMERplus service. In providing that service, the Company processes calls made by unregistered roamers and bears the collection risk, including chargebacks and other billing adjustments. This arrangement requires the Company to estimate and reserve for uncollectible ROAMERplus charges. The amount of these uncollectible charges has historically averaged approximately 15% of gross ROAMERplus revenues on an annual basis, but has varied in particular quarters. A significant change in the Company's experience with respect to, or a failure by the Company to properly estimate and reserve for, uncollectible ROAMERplus charges in any period could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Due to all of the foregoing factors, it is possible that in some future quarter the Company's results of operations will be below prior results or the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

  Dependence on Cellular Market; Uncertain Acceptance of Prepaid Wireless Service and PCS. The Company historically has provided its services, including roaming services and teleservices, almost exclusively to cellular carriers and their subscribers. Although the cellular market has experienced significant growth in recent years, there can be no assurance that such growth will continue at similar rates, or at all, or that cellular carriers will continue to use the Company's services. Because the Company's ROAMERplus service is now being used by a substantial number of the cellular carriers in the United States, further growth in the Company's revenues from the ROAMERplus service will need to be generated by general growth of the wireless roaming market, if any, as opposed to the addition of new carrier customers. Demand for the Company's ROAMERplus services has been, and may in the future be, adversely affected by improved fraud programs under intercarrier roaming agreements and the increase in the number of roaming calls subject to intercarrier roaming agreements. Declines in demand for the Company's services or systems, whether as a result of competition, technological change, general economic conditions or other factors, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's future operating results will depend in large part on the emergence of the prepaid wireless and PCS markets, the acceptance and use by wireless carriers of the Company's prepaid wireless service and systems and the use of the Company's services and systems by PCS carriers. The prepaid wireless service and PCS markets are in their initial stages of development, and if these markets do not grow as expected or if the carriers in these markets do not use the Company's services, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business--Industry Background" and "--Services."

  Development and Operation of C/2/C Network and Prepaid Systems. The Company is currently devoting significant resources to the expansion of its prepaid wireless service and systems, including continued expansion of its C/2/C Network. Further, the Company is in the process of installing, at its own expense, the voice nodes and other infrastructure required to expand the C/2/C Network to meet the requirements of existing and pending contracts. There can be no assurance that the Company will successfully complete the expansion of the C/2/C Network or its prepaid wireless service in a timely fashion, that the market for the Company's prepaid wireless service will continue to develop, that pending contracts will be implemented as expected, or that the Company will be able to successfully operate the C/2/C Network. If the Company is not successful in its expansion of the C/2/C Network, if the market for prepaid wireless services develops more slowly than expected, if the existing or pending contracts are not implemented as expected, or if the Company's prepaid wireless service becomes subject to significant competitive pressures, the Company's business, results of operations and financial condition will be materially and adversely affected. In addition, the Company has only recently begun selling prepaid wireless systems as well as offering prepaid wireless services. The Company's experience in manufacturing, distributing, licensing and selling advanced technological systems, particularly to international customers, is limited. There can be no assurance that demand for the Company's prepaid systems will develop, or that the Company will develop and manage a distribution network for the sale of such systems successfully. See "Business--Industry Background."

  Rapid Industry Change. The Company's future success will depend on the continued use of its existing services and systems, the acceptance of new services in the wireless industry and the Company's ability to develop new services and systems or adapt existing services and systems to keep pace with changes in the wireless telephone industry. Technological changes or developments in the wireless industry, such as improved switching technologies, further industry consolidation or improved fraud prevention, could make wireless roaming easier and less costly and thereby reduce or eliminate demand for the Company's roaming service. Further, a rapid shift away from the use of cellular in favor of other services could affect demand for the Company's service offerings and could require the Company to develop modified or alternative service offerings addressing the particular needs of providers of such new services. There can be no assurance that the Company will be successful in developing or marketing its existing or future service offerings or systems in a timely manner, or at all. If the Company is unable, due to resource, technological or other constraints, to adequately anticipate or respond to changing market, customer or technological requirements, the Company's business, financial condition and results of operations will be materially adversely affected. There can be no assurance that products or services developed by others will not render the Company's services non-competitive or obsolete. See "Business--Industry Background" and "-- Competition."

  Limited Operating History; Accumulated Deficit. The Company was founded in 1988 but did not introduce its ROAMERplus service until 1991, did not introduce its teleservices until 1993 and introduced its prepaid wireless service and systems in 1996. Accordingly, the Company has only a limited operating history for the businesses that generated substantially all of its revenues from continuing operations since January 1, 1994. The Company did not become profitable until 1994, realized an operating loss in the first six months of 1997 and, as of June 30, 1997, had an accumulated deficit of $9.5 million. There can be no assurance that the Company will be profitable on either a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Ability to Manage Growth. The Company has expanded its operations rapidly, which has created significant demands on the Company's administrative, operational, development and financial personnel and other resources. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of the Company's operations. The Company's future operating results will depend on the ability of its officers and key employees to manage changing business conditions and to continue to improve its operational and financial control and reporting systems. In addition, the Company's Chief Executive Officer resigned for personal reasons in April 1997. Paul Tobin, the Chairman of the Company, is serving as the acting President and Chief Executive Officer of the Company while the Company seeks a new President and chief executive. If the Company's management is unable to manage growth effectively, its business, financial condition and results of operations could be materially and adversely affected. See "Business--Employees" and "Management."

  The success of the Company's business depends in part upon the Company's ability to attract, train and retain a sufficient number of qualified personnel commensurate with the expanding needs of the Company. The Company's teleservices business is labor-intensive and characterized by high personnel turnover. An increase in the turnover rate among the Company's employees would increase the Company's recruiting and training costs, and if the Company were unable to recruit and retain a sufficient number of employees, it could be forced to limit its growth or possibly curtail its operations. Although the Company hired a significant number of employees in 1996 and the first six months of 1997, there can be no assurance that the Company will be successful in attracting, training and retaining the required number of employees to support the Company's business in the future. See "Business--Services and Employees."

  Competition. The market for sales of services and systems to wireless carriers is highly competitive and subject to rapid change. A number of companies currently offer one or more of the services or systems offered by the Company. In addition, many wireless carriers are providing or can provide, in-house, the services that the Company offers. Trends in the wireless telephone industry, including greater consolidation and technological or other developments that make it simpler or more cost-effective for wireless carriers to provide certain services themselves, could affect demand for the Company's services and could make it more difficult for the Company to offer a cost-effective alternative to a wireless carrier's own capabilities. In addition, the Company anticipates continued growth in the wireless carrier services industry, and consequently, the entrance of new competitors in the future.

  The Company believes that the principal competitive factors in the wireless carrier services industry include the ability to identify and respond to customer needs, quality and breadth of service and product offerings, price and technical expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability to hire and retain employees, the development by others of products and services that are competitive with the Company's products and services, the price at which others offer comparable products and services and the extent of its competitors' responsiveness to customer needs.

  Many of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. In addition, competition could increase if new companies enter the market or if existing competitors expand their service offerings. An increase in competition could result in price reductions and loss of market share and could have a material adverse effect on the Company's business, financial condition or results of operations.

  To be competitive in the wireless carrier services industry the Company will need to continue to invest in engineering, research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to remain competitive. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has a relationship, to increase the visibility and utility of their products and services. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business-- Competition."

  Dependence on Proprietary Technology. The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its proprietary rights. The Company limits access to, and distribution of, its proprietary information, and has entered into confidentiality agreements with certain of its employees, consultants, clients and potential clients. In addition, the Company has recently instituted a policy requiring all senior management and software development employees, consultants, clients and potential clients to enter into confidentiality agreements in the future. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization, or to develop similar technology independently. If unauthorized copying or misuse of the Company's technology were to occur to any substantial degree, the Company's business, financial condition and results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. In addition, the Company is expanding its operations, particularly system sales, into markets outside of the United States. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

  Some of the software used to support the Company's roaming services and prepaid wireless services and systems is licensed by the Company from single vendors, which are small corporations. There can be no assurance that these suppliers will continue to license this software to the Company or, if any supplier terminates its agreement with the Company, that the Company will be able to develop or otherwise procure software from another supplier on a timely basis and at commercially acceptable prices. See "Business--Proprietary Rights."

  Although the Company has not received any notices from third parties alleging infringement claims, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all.

  Risk of System Failure or Inadequacy. The Company's operations are dependent upon its ability to maintain its computer, switching and other telecommunications equipment and systems in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. Nearly all of the Company's computer and telecommunications equipment is located at its sites in Massachusetts, including the switch and the back-up switch used to handle the Company's ROAMERplus business. Although the Company has recently enhanced its back-up for its systems, these measures will not eliminate the risk to the Company's operations from a natural disaster or system failure. From time to time, the Company has suffered failure of its systems, which has resulted in delays in the delivery or a reduction in the quality of its services to some customers. In addition, the growth of the Company's customer base or a significant increase in call volume may strain the capacity of its computers and telecommunications systems and lead to degradations in performance or system failure. Any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's property and business interruption insurance will be adequate to compensate the Company for any losses that may occur in the event of a system failure. See "Business--Services."

  In addition to its own systems, the Company relies on certain equipment, systems and services from third parties that are also subject to risks, including risks of system failure. For example, in providing its unregistered roaming service the Company depends on a single long distance carrier to provide the long distance service that is required to transport a roamer's call to the Company's facilities in Massachusetts. If the carrier was to fail to provide such service due to a system failure or other reason, the Company would be unable to service any unregistered roamers until the problem was resolved or an alternative long distance carrier was in place. The Company believes that it would incur significant expenses if it were required to replace its long distance carrier on short notice. The Company is also dependent on access to various credit information databases to support its unregistered roaming business. If, for any reason, the Company was unable to access that data, the Company would be required either to cease providing the service until it reached a resolution of the problem or would be required to provide services without being able to manage the associated collection risk.

  Risks Associated with International Operations. The Company is expanding its operations into markets outside the United States. In order to expand international sales of services and systems in subsequent periods, the Company must establish additional foreign operations and hire additional personnel. This will require significant management attention and financial resources and could materially adversely affect the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's services or systems. The Company's international sales are primarily denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. Currently, the Company does not employ currency hedging strategies to reduce this risk. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations.

  Risks Associated with Strategic Relationships and Acquisitions. The Company continually evaluates opportunities to acquire additional products, technologies or businesses. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Company's earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees.

  Dependence on Key Personnel. The Company's future success depends in large part on the continued services of its key management, sales, engineering, research and development and operational personnel and on its ability to continue to attract, motivate and retain highly qualified employees in those areas. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel. The inability to hire and retain qualified personnel or the loss of the services of key personnel could have a material adverse effect upon the Company's current business and future business prospects. The Company does not maintain any key man life insurance policies on any of its employees. See "Business--Employees" and "Management."

  Government Regulation and Legal Uncertainties. While most of the Company's operations are not directly regulated, the wireless carriers that constitute the Company's customers are heavily regulated at both the federal and state levels. Such regulation may decrease the growth of the wireless telephone industry, affect the development of the PCS market, limit the number of potential customers for the Company's services or systems, impede the Company's ability to offer competitive services or systems to the wireless telephone market or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. At the same time, recently enacted legislation deregulating the telecommunications industry may cause changes in the industry, including entrance of new competitors and industry consolidation, which could in turn subject the Company to increased pricing pressures, decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Government Regulation."

  Possible Volatility of Stock Price. The trading in the Company's Common Stock has been and may continue to be subject to wide fluctuations in response to the announcement of operating results that differ from expectations, changes in such expectations, quarter-to-quarter variations in operating results, announcements of technological innovations or new products and services by the Company or its competitors and market conditions for stocks of telecommunications services companies in general.

  In addition, in recent years the stock market in general, and the shares of certain telecommunications- related companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

  Shares Eligible for Future Sale; Registration Rights. Sales of the Company's Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock. Immediately after completion of the offering, the Company will have 15,644,362 shares of Common Stock outstanding, of which 7,428,350 (assuming no exercise of the Underwriters' over-allotment option) will be eligible for sale without restriction by persons who are not affiliates of the Company. Following this offering, 8,216,012 outstanding shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and under certain circumstances may be sold without registration pursuant to Rule 144. Approximately 5,233,466 of these shares will be eligible for sale in the public market pursuant to Rule 144(k) immediately after this offering. The holders of approximately 2,693,705 shares of Common Stock have agreed not to publicly offer, sell or otherwise dispose of such shares for 90 days after the date of this Prospectus, without the prior consent of Alex. Brown & Sons Incorporated.

  Antitakeover Effect of Charter Provisions, By-Laws and Massachusetts
Law. The Company's Amended and Restated Articles of Organization and Massachusetts law contain provisions that could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Company's Common Stock. The Company's Amended and Restated By-laws and Massachusetts law provide for a classified Board of Directors, and the Restated Articles of Organization provide that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, the Company's Board of Directors is authorized to issue shares of Common Stock and Preferred Stock without shareholder approval. Any such issuance could dilute and adversely affect various rights of the holders of Common Stock and could be used to discourage an unsolicited attempt to acquire control of the Company. These provisions, and other provisions of the Restated Articles of Organization, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

                                USE OF PROCEEDS

  The net proceeds to BCG from the sale of shares of Common Stock offered by the Company hereby are estimated to be approximately $36.2 million, ($39.2 million if the Underwriters' over-allotment option is exercised in full) at an assumed offering price per share of $14.00 after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the net proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Company anticipates that up to $15 million of the net proceeds will be used over the next 18 months for capital and other expenditures in connection with the expansion of the C/2/C Network. The timing and amount of the expenditures for expansion of the C/2/C Network is dependent upon the timing and extent of the roll-out of prepaid wireless services by the Company's customers, including the roll-out under the Company's pending contract with AT&T.

  In addition, the Company intends to use $1.3 million of the net proceeds to purchase the remaining 20% interest in Wireless America Corp. that it does not currently own. See "Business--Litigation."

  The Company expects to use the balance of the net proceeds from this offering for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company currently has no plans, commitments or negotiations with respect to any such transactions. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Future payment of dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors the Board of Directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "BCGI" since June 18, 1996. Prior to June 18, 1996, the Common Stock was not publicly traded. The following table sets forth for the periods indicated, the high and low sales price of the Common Stock as reported by the Nasdaq National Market.

                                                                 HIGH   LOW
                                                               -------- ----
1996
  Second Quarter (June 18, 1996 to June 30, 1996)............. $16 1/2  $14
  Third Quarter............................................... $18 1/4  $12
  Fourth Quarter.............................................. $16 1/8  $ 4 3/8
1997
  First Quarter............................................... $ 7 1/8  $ 3 7/8
  Second Quarter.............................................. $15 1/16 $ 4 1/8
  Third Quarter (July 1, 1997 to August 7, 1997).............. $17 1/4  $12 1/4

  On August 7, 1997, the last reported sale price of the Company's Common Stock was $14.00 per share. On August 7, 1997, the Company had approximately 85 holders of record.

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of June 30, 1997 and the capitalization as adjusted to reflect the sale by the Company of 2,775,000 shares of Common Stock offered hereby (at an assumed public offering price of $14.00 per share), after deducting underwriting discounts and commissions and estimated offering expenses and application of the net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto and other financial information included in this Prospectus. See "Use of Proceeds."

                                                              JUNE 30, 1997
                                                           --------------------
                                                                        AS
                                                           ACTUAL   ADJUSTED(1)
                                                           -------  -----------
                                                             (IN THOUSANDS)
Shareholders' equity:
  Preferred Stock, $.01 par value, 2,000,000 shares
   authorized, no shares issued and outstanding (actual
   and as adjusted)....................................... $   --     $   --
  Common Stock, $.01 par value, 35,000,000 shares
   authorized; 12,905,782 shares issued (actual),
   15,690,782 shares issued
   (as adjusted)..........................................     129        157
  Additional paid-in capital..............................  53,489     89,745
  Treasury Stock (46,420 shares, at cost).................    (372)      (372)
  Accumulated deficit.....................................  (9,464)    (9,464)
                                                           -------    -------
    Total shareholders' equity............................  43,782     80,066
                                                           -------    -------
    Total capitalization.................................. $43,782    $80,066
                                                           =======    =======

--------

(1) Assumes the exercise of an option to purchase 10,000 shares of Common Stock by a Selling Shareholder in connection with this offering and the receipt by the Company of the proceeds therefrom. Excludes 1,739,563 shares of Common Stock issuable upon the exercise of options outstanding as of June 30, 1997 at a weighted average exercise price per share equal to $5.94.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations for the years ended December 31, 1994, 1995 and 1996 and with respect to the Company's consolidated balance sheets as of December 31, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus and have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations for the years ended December 31, 1992 and 1993 and with respect to the Company's consolidated balance sheets as of December 31, 1992, 1993 and 1994 have been derived from the Company's audited Consolidated Financial Statements and Notes thereto, which are not included herein. The selected consolidated financial data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of future operating results. The consolidated selected financial data set forth below is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                            SIX MONTHS
                                                                              ENDED
                                   YEAR ENDED DECEMBER 31,                   JUNE 30,
                          ---------------------------------------------  -----------------
                           1992      1993      1994     1995     1996     1996      1997
                          -------  --------  --------  -------  -------  -------  --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues:
 Roaming services ......  $ 6,275  $  8,236  $ 16,004  $25,446  $32,234  $15,541  $15,060
 Teleservices...........      --        458     2,330    8,774   13,413    7,150    8,164
 Prepaid wireless
  services..............      --        --        --       --       312       69    2,303
 System sales...........      --        --        --       --     4,692    1,233    6,445
                          -------  --------  --------  -------  -------  -------  -------
   Total revenues.......    6,275     8,694    18,334   34,220   50,651   23,993   31,972
Operating expenses:
 Cost of service
  revenues..............    4,252     6,638    14,212   26,100   36,606   17,775   20,301
 Cost of system
  revenues..............      --        --        --       --     2,576      590    3,735
 Engineering, research
  and development.......       96       152       270      839    3,221    1,163    2,197
 Sales and marketing....      290       504     1,268    1,934    2,949    1,196    2,293
 Management fees........      --        840     1,008    1,008      252      252      --
 General and
  administrative........    1,231       585       775    1,321    2,328    1,103    1,473
 Depreciation and
  amortization..........      115       244       396      889    2,109      837    2,093
                          -------  --------  --------  -------  -------  -------  -------
   Total operating
    expenses............    5,984     8,963    17,929   32,091   50,041   22,916   32,092
                          -------  --------  --------  -------  -------  -------  -------
Operating income
 (loss).................      291      (269)      405    2,129      610    1,077     (120)
Interest income
 (expense)..............      (30)      (41)      (64)    (151)     589      (81)     397
                          -------  --------  --------  -------  -------  -------  -------
Income (loss) from
 continuing operations
 before income taxes....      261      (310)      341    1,978    1,199      996      277
Provision (benefit) for
 income taxes...........        2        22        53   (1,030)     600      423      141
                          -------  --------  --------  -------  -------  -------  -------
Income (loss) from
 continuing
 operations(1)..........      259      (332)      288    3,008      599      573      136
Discontinued operations:
 Income (loss) from
  operations............   (1,116)      232       104     (129)     --       --       --
 Gain (loss) on
  disposal..............      (80)     (324)    1,403      (36)     --       --       --
                          -------  --------  --------  -------  -------  -------  -------
Income (loss) from
 discontinued
 operations.............   (1,196)      (92)    1,507     (165)     --       --       --
                          -------  --------  --------  -------  -------  -------  -------
Net income (loss).......     (937)     (424)    1,795    2,843      599      573      136
                          -------  --------  --------  -------  -------  -------  -------
Accretion of dividends
 on redeemable preferred
 stock..................   (1,030)   (1,030)   (1,016)    (950)    (451)    (451)     --
                          -------  --------  --------  -------  -------  -------  -------
Net income (loss)
 available to common
 shareholders...........  $(1,967) $ (1,454) $    779  $ 1,893  $   148  $   122  $   136
                          =======  ========  ========  =======  =======  =======  =======
Net income (loss)
 available to common
 shareholders per common
 share(2):
 Continuing opera-
  tions.................  $ (0.26) $  (0.42) $  (0.08) $  0.22  $  0.01  $  0.01  $  0.01
                          =======  ========  ========  =======  =======  =======  =======
 Net income (loss)......  $ (0.65) $  (0.45) $   0.09  $  0.21  $  0.01  $  0.01  $  0.01
                          =======  ========  ========  =======  =======  =======  =======
Shares used in computing
 net income (loss) per
 share..................    3,012     3,235     8,848    9,179   11,259    9,334   13,266
Supplemental net income
 available to common
 shareholders per common
 share(2)...............                                        $  0.05
                                                                =======
Shares used in computing
 supplemental net income
 per share..............                                         12,427
                                                                =======
                                        DECEMBER 31,
                          ---------------------------------------------
                                                                                  JUNE, 30
                           1992      1993      1994     1995     1996               1997
                          -------  --------  --------  -------  -------           --------
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............  $   890  $    681  $    204  $   253  $21,241           $ 3,799
Working capital.........      372       695     1,098    2,082   26,433            13,026
Total assets............    6,107     6,889     8,867   13,613   51,959            54,382
Redeemable preferred
 stock..................   13,901    14,930    14,947   15,896      --                --
Shareholders' equity
 (deficit)..............   (9,916)  (11,370)  (10,591)  (8,698)  42,893            43,782

-------
(1) In 1995, the Company reversed the deferred tax asset valuation allowance, resulting in a tax benefit of $1.8 million. In addition, in 1994 and 1995, the Company realized benefits from net operating loss carryforwards of $382,000 and $840,000, respectively. See Note 6 of Notes to Consolidated Financial Statements.
(2) Supplemental net income per share is based on the weighted average number of shares used in the calculation of net income per share increased by the number of shares which at the initial public offering price of the Company's Common Stock of $14.00 per share were required to complete the redemption of the Company's Redeemable Preferred Stock. Net income available to common shareholders is increased by the dividends accreted in 1996 on the Redeemable Preferred Stock. See Note 2 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

  Boston Communication Group, Inc. develops, markets and provides innovative call processing and customer support teleservices and systems to wireless telephone carriers. The Company's services and systems are designed to enable wireless telephone carriers to focus internal resources on their core business activities, while increasing revenues, improving service quality and reducing costs. The Company's principal service offerings include its ROAMERplus roaming services, its teleservices and its prepaid wireless services. The Company's ROAMERplus service provides carriers with the ability to cost-effectively generate revenues from subscribers who are not covered under traditional roaming agreements by arranging payment for roaming calls and paying carriers for the air time used. BCG is the leading provider of roaming services to the unregistered roaming market. The Company's teleservices allow wireless carriers to outsource all or a portion of their customer service activities and are designed to help wireless carriers retain subscribers, reduce costs and manage growth. The Company's prepaid wireless services enable wireless carriers to offer their services on a prepaid basis using the C/2/C Network.

  The Company introduced its ROAMERplus service in 1991 and introduced its teleservices in 1993. BCG introduced its prepaid wireless service in early 1996 and began selling prepaid wireless systems, primarily to wireless carriers outside the United States, in mid-1996. The Company primarily charges for its services on a per minute or per call basis, or a combination thereof. The Company receives payment for its ROAMERplus service from wireless subscribers using the service and receives payment for teleservices and prepaid wireless services from the applicable carrier. Service revenues are recognized at the time the service is provided and are recorded net of estimated chargebacks and other billing adjustments. The Company recognizes revenue from the sale of systems at the time systems are shipped.

  The Company's ROAMERplus service is now being used by a substantial number of the wireless carriers in the United States. Accordingly, further growth in the Company's revenues from the ROAMERplus service will need to be generated by general growth of the wireless roaming market, if any, as opposed to the addition of new carrier customers. Recently, growth in the roaming market has slowed significantly because, the Company believes, many of the new wireless subscribers are lower-use, non-business consumers who are less likely to roam. In addition, there has been a decrease in the frequency of the suspension of intercarrier roaming agreements due to improved fraud controls implemented by carriers. The Company does not expect, therefore, that its roaming services revenues will continue to grow at historic rates and there can be no assurance that those revenues will grow at all in the future.

  The Company began offering its prepaid wireless services on a commercial basis in the second quarter of 1996. Since initial implementation of the network, the Company has entered into contracts to provide prepaid wireless services for ten wireless carriers, increasing the total population covered by Company prepaid wireless contracts to over 108 million. The implementation of this network resulted in significant up front costs during 1996 and the first six months of 1997. These costs include personnel and development costs associated with the implementation and deployment of the C/2/C Network. Due to an increase in the number of commitments and contracts in place to deploy the C/2/C Network in numerous additional markets throughout the United States and the need to support future development and enhancements, the Company expects that it will continue to incur additional capital and personnel costs to support the C/2/C Network. As a percentage of total revenues, these costs and other costs to support the C/2/C Network will continue to be significant until the subscriber base and usage revenues grow sufficiently to more fully absorb operating costs.

  In February 1996, the Company acquired Voice Systems Technology Inc. ("VST") for stock and cash with an aggregate value of approximately $2.5 million. VST has developed a voice processing platform with enhanced features for providing prepaid cellular and enhanced services to cellular subscribers, which is now in commercial use. VST's platform uses proprietary technology that is complementary to the technology used in the Company's C/2/C Network. The Company accounted for the acquisition as a purchase and recorded approximately $2.5 million of goodwill in connection with the transaction, which will be amortized over a period of eight years.

  In June 1996, BCG completed an initial public offering and sold 3,918,555 shares of its Common Stock which raised net proceeds to the Company of approximately $49.8 million. Approximately $20.8 million of the net proceeds were used to redeem outstanding shares of the Company's Redeemable Preferred Stock and accrued dividends on such stock. As of June 30, 1997, $3.5 million of the proceeds were used to repay short-term and long-term borrowings and approximately $14.8 million of the net proceeds were used for capital expenditures in connection with the deployment of the C/2/C Network.

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, the percentage relationship of certain statement of operations items to total revenues:

                                                                  SIX MONTHS
                                                                     ENDED
                                       YEAR ENDED DECEMBER 31,     JUNE 30,
                                       -------------------------  ------------
                                        1994     1995     1996    1996   1997
                                       -------  -------  -------  -----  -----
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:
Revenues:
 Roaming services....................     87.3%    74.4%    63.6%  64.8%  47.1%
 Teleservices........................     12.7     25.6     26.5   29.8   25.5
 Prepaid wireless services...........      --       --       0.6    0.3    7.2
 System sales........................      --       --       9.3    5.1   20.2
                                       -------  -------  -------  -----  -----
  Total revenues.....................    100.0    100.0    100.0  100.0  100.0
Operating expenses:
 Cost of service revenues............     77.5     76.3     72.3   74.1   63.5
 Cost of system revenues.............      --       --       5.1    2.5   11.7
 Engineering, research and
  development........................      1.5      2.5      6.4    4.8    6.9
 Sales and marketing.................      6.9      5.7      5.8    5.0    7.2
 Management fees.....................      5.5      2.9      0.5    1.0    --
 General and administrative..........      4.2      3.8      4.6    4.6    4.6
 Depreciation and amortization.......      2.2      2.6      4.1    3.5    6.5
                                       -------  -------  -------  -----  -----
  Total operating expenses...........     97.8     93.8     98.8   95.5  100.4
                                       -------  -------  -------  -----  -----
Operating income (loss)..............      2.2      6.2      1.2    4.5   (0.4)
Interest income (expense)............     (0.3)    (0.4)     1.2   (0.3)   1.2
                                       -------  -------  -------  -----  -----
Income from continuing operations
 before income taxes.................      1.9      5.8      2.4    4.2    0.8
Provision (benefit) for income
 taxes...............................      0.3     (3.0)     1.2    1.8    0.4
                                       -------  -------  -------  -----  -----
Income from continuing operations....      1.6%     8.8%     1.2%   2.4%   0.4%
                                       =======  =======  =======  =====  =====

Comparison of six months ended June 30, 1996 and June 30, 1997

Service and System Revenues

  Total revenues increased 33.3% from $24.0 million in the six months ended June 30, 1996 to $32.0 million in the six months ended June 30, 1997. Roaming service revenues decreased 3.1% or $481,000 from the six months ended June 30, 1996 to the same period ended June 30, 1997. The decrease in roaming service revenues resulted from declining trends in industry-wide cellular roaming and the decrease in the frequency of the suspension of intercarrier roaming agreements due to improved fraud controls implemented by carriers. Teleservice revenues increased 13.9% or $1.0 million for the six month period ended June 30, 1997 compared to the same period in the prior year. The increase resulted primarily from additional service programs provided to new carrier customers, the expansion of services provided to existing customers and the addition of teleservice programs for users of the Company's prepaid wireless services. Revenues generated from prepaid wireless services for the six months ended June 30, 1997 increased substantially from $69,000 in the six months ended June 30, 1996 to $2.3 million in the six months ended June 30, 1997. This increase was due to the increase in the number of markets where C/2/C prepaid services were commercially available and increased usage in these markets. As of June 30, 1997, thirty-three C/2/C Network switches were deployed in various markets throughout the United States. Of these switches, twenty-seven were fully operational and processing live transactions by the end of the second quarter. System sales increased 433.3% or $5.2 million from the six month period ended June 30, 1996 to the same period ended June 30, 1997. The increase resulted primarily from the sale of systems in Mexico and South America.

Cost of Service Revenues

  Cost of service revenues consists primarily of cellular network and landline costs to support both roaming and prepaid wireless services in addition to the direct labor and benefits associated with operator assisted roaming service calls and teleservice calls. Cost of service revenues increased from 78.1% of service revenues for the six months ended June 30, 1996 to 79.5% of service revenues for the six months ended June 30, 1997. The increase in cost of service revenues as a percentage of service revenues was primarily due to the high initial operating costs as subscribers are added and usage is generated on the C/2/C Network.

Cost of System Revenues

  Cost of system revenues represents the cost of prepaid and voice systems sold. Cost of system revenues increased from 47.9% of system revenues for the six months ended June 30, 1996 to 58.0% of system revenues for the six months ended June 30, 1997. The increase in cost of system revenues as a percentage of system revenues for the six month period ended June 30, 1997 reflects the lower margins generated from the sale of systems in the first quarter of 1997 to continue the expansion of a prepaid wireless system in Mexico and, to a lesser extent, the full six months of operations of the systems division.

Engineering, Research and Development Expenses

  Engineering, research and development expenses include primarily the salaries and benefits for software development and engineering personnel associated with the development, implementation and maintenance of existing and new services. Engineering, research and development expenses increased $1.0 million or 88.9% from the six months ended June 30, 1996 to the six months ended June 30, 1997. The increase was principally due to the costs associated with the Company's hiring of new personnel to support the development, implementation and deployment of the C/2/C Network and, to a lesser extent, additional personnel to support the expansion of teleservices. Engineering, research and development expenses are expected to increase in 1997 as additional personnel are added to support the growth of the C/2/C Network.

Sales and Marketing Expenses

  Sales and marketing expenses include direct sales force salaries and commissions, travel expenses, and the cost of trade shows, advertising and other promotional expenses. Sales and marketing expenses increased $1.1 million or 91.7% from the six months ended June 30, 1996 to the six months ended June 30, 1997. The increase in sales and marketing expenses was due to additional salaries, benefits and other expenditures to support the more sales-intensive prepaid wireless service business and concentrated sales and marketing efforts related to teleservices. In addition, the acquisitions of Voice Systems Technology Inc. (VST) and Wireless Americas Corp. (WAC) in 1996 resulted in the Company incurring increased expenditures to support system sales globally.

General and Administrative Expenses

  General and administrative expenses include salaries, benefits and other expenses that provide administrative support to the Company. For the six months ended June 30, 1997 general and administrative expenses increased $118,000 or 8.7% from the same period in the prior year. The increase resulted principally from the addition of staff to support the growth of the Company's operations and to a lesser extent, the costs associated with being a publicly traded company.

Depreciation and Amortization Expenses

  Depreciation and amortization expense include depreciation of telecommunications systems, furniture and equipment, leasehold improvements and goodwill. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Goodwill related to the acquisitions of VST and WAC is being amortized over eight years. Depreciation and amortization expenses increased $1.3 million or 162.5% during the six month period ended June 30, 1997 compared to the same period in the prior year. The increases were due primarily to amortization of goodwill from the Company's two acquisitions and depreciation of additional telecommunications equipment and software to support the Company's roaming services, teleservices and prepaid wireless services. In addition, the expansion of the Company's call centers and system assembly facility resulted in increased depreciation of furniture and equipment and leasehold improvements. Depreciation and amortization expenses are expected to continue to increase due to a full year of goodwill amortization from the VST and WAC acquisitions and increased depreciation of telecommunications systems associated with teleservices and the expansion of the C/2/C Network.

Interest Income (Expense), Net

  Interest income (expense), net increased $478,000 for the six month period ended June 30, 1997 as compared to the same period in the prior year. The increase resulted primarily from interest earned on the short term investments from the net proceeds of the Company's initial public offering in June 1996.

Provision for Income Taxes

  The Company's effective income tax rate for the six month period ended June 30, 1997 reflects an increase from the prior year due to the non-deductibility of goodwill amortization from the acquisitions of VST and WAC. The effective income tax rate is expected to continue to be greater than 40% for the remainder of 1997 due to the impact of non-deductible goodwill.

Comparison of Years Ended December 31, 1996 and December 31, 1995

  Service and System Revenues. Total revenues increased 48.2% from $34.2 million in the year ended December 31, 1995 to $50.7 million in the year ended December 31, 1996. Roaming services revenues increased 26.8% from $25.4 million in the year ended December 31, 1995 to $32.2 million in the year ended December 31, 1996, due primarily to increased revenues generated by higher call volumes from existing carrier customers. The increase in roaming services revenues generated from existing carrier customers resulted from the general growth in the number of wireless subscribers, increased roaming by wireless subscribers and increased frequency in the suspension of inter-carrier roaming agreements between wireless carriers due to greater incidents of cellular fraud. Teleservices revenues increased 52.3% from $8.8 million in the year ended December 31, 1995 to $13.4 million in the year ended December 31, 1996. This increase was primarily attributable to new and additional services provided to existing customers and new carrier customers. Prepaid wireless service revenues in 1996 of $312,000 were generated in markets where C/2/C was commercially available. As of December 31, 1996, twenty-one C/2/C Network nodes were deployed in various markets throughout the United States. Of these nodes, fifteen were fully operational and processing live transactions by the end of the year. System sales revenues of $4.7 million in 1996 consist principally of prepaid and voice systems sold by VST and WAC, both acquired by the Company in 1996.

  Cost of Service Revenues. Cost of service revenues increased as a percentage of service revenues from 76.3% in 1995 to 79.7% in 1996. The increase in cost of service revenues as a percentage of service revenues was primarily due to the high initial operating costs as subscribers are added and usage is generated on the C/2/C Network and, to a lesser extent, due to higher per minute network charges for roaming service revenues. The Company expects that cost of service revenues for C/2/C will continue to be a significant percentage of revenue until the subscriber base and usage revenues grow sufficiently to more fully absorb operating costs.

  Cost of System Revenues. Cost of system revenues totaling $2.6 million represent costs associated with systems sold in 1996.

  Engineering, Research and Development Expenses. Engineering, research and development expenses increased 281.4% from $839,000 in the year ended December 31, 1995 to $3.2 million in the year ended December 31, 1996 and increased as a percentage of revenues from 2.5% in 1995 to 6.4% in 1996. This increase was principally due to costs associated with the Company's hiring of new personnel to support the development, implementation and deployment of the C/2/C Network for its prepaid wireless services, and to a lesser extent, additional personnel to support the expansion of its teleservices. The Company intends to continue to significantly increase its engineering, research and development expenditures to support future development and enhancements of its prepaid and other wireless services.

  Sales and Marketing Expenses. Sales and marketing expenses increased 52.6% from $1.9 million in the year ended December 31, 1995 to $2.9 million in the year ended December 31, 1996, and increased as a percentage of revenues from 5.7% in 1995 to 5.8% in 1996. The increase in sales and marketing expenses was due primarily to additional expenditures to support the more sales intensive prepaid wireless services business and to support concentrated sales and marketing efforts related to teleservices. The Company expects to increase expenditures on sales and marketing in the future, particularly in connection with its prepaid service, and such expenditures are expected to vary as a percentage of revenues.

  Management Fees. Management fees of $1.0 million and $252,000 for the years ended December 31, 1995 and 1996, respectively, represent the costs associated with payroll and certain benefit costs of senior management personnel responsible for the operations of the Company payable under the terms of a Management Agreement with Boston Communications Capital Corporation. The Management Agreement was terminated on March 31, 1996. As a result of the termination, the entire payroll and related costs of these senior management personnel now are being directly incurred by the Company and are primarily recorded as general and administrative expenses.

  General and Administrative Expenses. General and administrative expenses increased 76.9% from $1.3 million in the year ended December 31, 1995 to $2.3 million in the year ended December 31, 1996. Total general and administrative expenses increased as a percentage of revenues from 3.8% in 1995 to 4.6% in 1996. This increase was primarily attributable to an increased number of employees and related expenses to support the Company's growth and to the costs of senior management personnel that were classified as management fees through March 31, 1996.

  Depreciation and Amortization Expense. Depreciation and amortization expenses increased 136.2% from $889,000 in the year ended December 31, 1995 to $2.1 million in the year ended December 31, 1996. This increase was due primarily to amortization of goodwill from the Company's two acquisitions and depreciation of additional technical equipment and software to support the Company's roaming services, teleservices and prepaid wireless services. In addition, the expansion of the Company's call centers and VST assembly facility resulted in increased depreciation of furniture and equipment and leasehold improvements.

  Interest Income (Expense). Interest expense was $151,000 in the year ended December 31, 1995 and interest income was $589,000 in the year ended December 31, 1996. Interest expense in 1995 resulted from interim period borrowings under the Company's Account Purchase Agreement which was terminated in 1996. Interest income was earned in 1996 from investments of the proceeds of the Company's initial public offering (IPO) and was partially offset by interest expense from the Account Purchase Agreement and capital leases.

  Provision for Income Taxes. The income tax benefit of $1.0 million for the year ended December 31, 1995 was attributable to the Company's reversal of its valuation reserve. The income tax expense of $600,000 for the year ended December 31, 1996 yielded a 50% income tax rate. The income tax rate in 1996 was due primarily to the non-deductibility of goodwill from the VST and WAC acquisitions. The effective income tax rate is expected to continue to be greater than 40% in 1997 due to the continued impact of non- deductible goodwill.

  Income from Continuing Operations. The Company recognized income from continuing operations of $3.0 million in the year ended December 31, 1995 and $599,000 in the year ended December 31, 1996. Income from continuing operations in 1995 included a $1.8 million tax benefit resulting from the reversal of a tax valuation allowance in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." In addition, the decrease in income from continuing operations reflects the increased depreciation, telecommunication costs and personnel costs associated with the deployment of the C/2/C Network, amortization of goodwill associated with the acquisition of VST and the expansion of the Company's facilities. This decrease in income from continuing operations in 1996 was partially offset by operating profit earned by VST from system sales.

  Income (Loss) From Discontinued Operations. The loss of $165,000 from discontinued operations in the year ended December 31, 1995 represents the loss from operations of $129,000 associated with the Company's cellular sales and service business and the loss on sale of that business of $36,000.

Comparison of Years Ended December 31, 1995 and December 31, 1994

  Service Revenues. Total revenues increased 86.9% from $18.3 million in 1994 to $34.2 million in 1995. Roaming services revenues increased 58.8% from $16.0 million in 1994 to $25.4 million in 1995, due primarily to increased revenues generated from existing carrier customers. The increase in revenues generated from existing carrier customers resulted from general growth in the number of cellular subscribers, increased roaming by cellular subscribers and increased frequency in the suspension of inter- carrier roaming agreements between cellular carriers due to increased fraud. Teleservice revenues increased 282.6% from $2.3 million in 1994 to $8.8 million in 1995. Of this increase, approximately $3.7 million was attributable to the addition of a new carrier customer, approximately $1.5 million was attributable to increased services provided to an existing customer and the balance was primarily attributable to increased services provided to other existing customers.

  Cost of Service Revenues. Cost of service revenues increased 83.8% from $14.2 million in 1994 to $26.1 million in 1995, but decreased as a percentage of revenues from 77.5% in 1994 to 76.3% in 1995. The decrease in the cost of service revenues as a percentage of revenues was caused by the relative increase as a percentage of total revenues of teleservices, which generally have a lower cost of services as a percentage of revenues than roaming services. This more than offset higher per minute network charges, which are a significant part of roaming services costs.

  Engineering, Research and Development Expenses. Engineering, research and development expenses increased 210.7% from $270,000 in 1994 to $839,000 in 1995, and increased as a percentage of revenues from 1.5% in 1994 to 2.5% in 1995. This increase was due to the Company's hiring of new personnel to support the development of the C/2/C Network for its prepaid wireless service, expansion of its teleservices and continued development of new services.

  Sales and Marketing Expenses. Sales and marketing expenses increased 46.2% from $1.3 million in 1994 to $1.9 million in 1995, and decreased as a percentage of revenues from 6.9% in 1994 to 5.7% in 1995. The increase in sales and marketing expenses was due primarily to an additional $315,000 in payroll costs for existing and new sales personnel, an additional $70,000 in trade show expenditures and additional expenditures for other sales and marketing costs to support the more sales intensive teleservices business and to initiate marketing efforts relating to prepaid wireless services. The decrease in sales and marketing expenses as a percentage of revenues was due to the overall increase in revenues, particularly increased revenues attributable to roaming services for the Company's established customers.

  Management Fees. Management fees of $1.0 million in 1994 and 1995 represent the costs associated with payroll and certain benefit costs of senior management personnel responsible for the operations of the Company.

  General and Administrative Expenses. General and administrative expenses increased 67.7% from $775,000 in 1994 to $1.3 million in 1995, due principally to an increased number of employees and related expenses to support the Company's growth. These expenses decreased as a percentage of revenues from 4.2% in 1994 to 3.8% in 1995. This decrease was attributable primarily to the significant growth of revenues, which the Company was able to achieve without a commensurate percentage increase in general and administrative expenses.

  Depreciation and Amortization Expense. Depreciation and amortization expenses increased 124.5% from $396,000 in 1994 to $889,000 in 1995. This increase was due primarily to depreciation of additional equipment and furniture acquired during the period to support the Company's teleservices business.

  Interest Income (Expense). Interest expense increased 135.9% from $64,000 in 1994 to $151,000 in 1995. Borrowings under the Company's Account Purchase Agreement during 1995 ranged from zero to $1.9 million and averaged approximately $1.1 million.

  Provision (Benefit) for Income Taxes. Income tax expense of $53,000 in 1994 and a benefit of $1.0 million in 1995 do not have a normal relationship to pretax income because of the benefit of federal net operating loss carryforwards and a reduction in deferred tax asset valuation reserves. In 1994 and 1995, the benefit from applying federal net operating loss carryforwards to taxable income was $382,000 and $840,000, respectively. As a result of having achieved a second year of profitability and expecting near term profitability, the Company determined that the valuation allowance recorded upon adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was no longer necessary. Therefore, the Company reversed the valuation allowance in 1995, which resulted in a tax benefit of $1.8 million. At December 31, 1995, there were no additional unrecognized federal net operating loss carryforwards for financial reporting purposes, and the Company had $3.0 million of net operating loss carryforwards for federal income tax purposes that begin to expire in 2003.

  Income from Continuing Operations. The Company generated income from continuing operations of $288,000 in 1994 and $3.0 million in 1995. This increase reflects higher revenues achieved in 1995 for all of the Company's services, the general decline in expenses as a percentage of revenues and the tax benefit from the reversal of the valuation allowance relating to the Company's net operating loss carryforwards.

  Income (Loss) from Discontinued Operations. Operating income from discontinued operations decreased from $104,000 in 1994 to a loss of $129,000 in 1995. The 1995 loss was due solely to the Company's cellular sales and service business whose operating results decreased from $262,000 of income in 1994 to $129,000 of losses in 1995 due to a significant decline in revenues ($9.5 million in 1994 compared to $1.0 million in 1995) partially offset by a significant reduction in operating expenses ($9.2 million in 1994 compared to $1.1 million in 1995). The loss from the sale of discontinued operations of $36,000 in 1995 was attributable to the sale of the cellular sales and service business in March 1995. The gain on disposal of $1.4 million in 1994 resulted from the Company's sale of its rural cellular telephone system.

SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth certain unaudited quarterly results of operations of the Company for the eight quarters in the two year period ended June 30, 1997, including such amounts expressed as a percentage of revenues. This quarterly information is unaudited, has been prepared on the same basis as the audited Consolidated Financial Statements and, in the opinion of the Company's management, reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The quarterly operating results are not necessarily indicative of future results of operations.

                                                      THREE MONTHS ENDED
                          ---------------------------------------------------------------------------
                          SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                            1995      1995     1996      1996     1996      1996     1997      1997
                          --------- -------- --------- -------- --------- -------- --------- --------
                                                        (IN THOUSANDS)
Revenues:
 Roaming services.......   $7,387    $6,874   $7,214    $8,327   $8,873    $7,820   $7,012    $8,048
 Teleservices ..........    2,706     2,822    3,847     3,303    3,272     2,991    3,789     4,375
 Prepaid wireless
  services..............      --        --       --         69       42       201      790     1,513
 System sales...........      --        --        92     1,141    1,726     1,733    4,028     2,417
                           ------    ------   ------    ------   ------    ------   ------    ------
 Total revenues.........   10,093     9,696   11,153    12,840   13,913    12,745   15,619    16,353
Operating expenses:
 Cost of service
  revenues..............    7,612     7,286    8,311     9,465    9,763     9,067    9,419    10,882
 Cost of system
  revenues..............      --        --        37       553    1,076       910    2,640     1,095
 Engineering, research
  and development.......      321       251      419       744      957     1,101    1,029     1,168
 Sales and marketing....      532       529      558       638      680     1,073    1,063     1,230
 Management fees........      252       252      252       --       --        --       --        --
 General and
  administrative........      320       343      482       621      607       618      649       824
 Depreciation and
  amortization..........      246       258      359       477      557       716      890     1,203
                           ------    ------   ------    ------   ------    ------   ------    ------
 Total operating
  expenses..............    9,283     8,919   10,418    12,498   13,640    13,485   15,690    16,402
                           ------    ------   ------    ------   ------    ------   ------    ------
Operating income
 (loss).................      810       777      735       342      273      (740)     (71)     (49)
Interest income
 (expense)..............      (46)      (53)      (6)      (75)     341       329      262       135
                           ------    ------   ------    ------   ------    ------   ------    ------
Income (loss) from
 continuing operations
 before income taxes....      764       724      729       267      614      (411)     191        86
Provision (benefit) for
 income taxes...........      100    (1,195)     300       123      283      (106)      98        43
                           ------    ------   ------    ------   ------    ------   ------    ------
Income (loss) from
 continuing operations..   $  664    $1,919   $  429    $  144   $  331    $ (305)  $   93    $   43
                           ======    ======   ======    ======   ======    ======   ======    ======
                                               AS A PERCENTAGE OF TOTAL REVENUES
                          ---------------------------------------------------------------------------
                          SEPT. 30, DEC. 31, MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                            1995      1995     1996      1996     1996      1996     1997      1997
                          --------- -------- --------- -------- --------- -------- --------- --------
Revenues:
 Roaming services.......     73.2%     70.9%    64.7%     64.9%    63.8%     61.4%    44.9%     49.2%
 Teleservices...........     26.8      29.1     34.5      25.7     23.5      23.5     24.3      26.8
 Prepaid wireless
  services..............      --        --       --        0.5      0.3       1.6      5.0       9.2
 System sales...........      --        --       0.8       8.9     12.4      13.5     25.8      14.8
                           ------    ------   ------    ------   ------    ------   ------    ------
  Total revenues........    100.0     100.0    100.0     100.0    100.0     100.0    100.0     100.0
Operating expenses:
 Cost of service
  revenues..............     75.4      75.1     74.5      73.7     70.1      71.1     60.3      66.6
 Cost of system
  revenues..............      --        --       0.3       4.3      7.7       7.1     16.9       6.7
 Engineering, research
  and development.......      3.2       2.6      3.8       5.8      6.9       8.7      6.6       7.1
 Sales and marketing....      5.3       5.5      5.0       5.0      4.9       8.4      6.8       7.5
 Management fees........      2.5       2.6      2.3       --       --        --       --        --
 General and
  administrative........      3.2       3.5      4.3       4.8      4.4       4.9      4.2       5.0
 Depreciation and
  amortization..........      2.4       2.7      3.2       3.7      4.0       5.6      5.7       7.4
                           ------    ------   ------    ------   ------    ------   ------    ------
  Total operating
   expenses.............     92.0      92.0     93.4      97.3     98.0     105.8    100.5     100.3
                           ------    ------   ------    ------   ------    ------   ------    ------
Operating income
 (loss).................      8.0       8.0      6.6       2.7      2.0      (5.8)    (0.5)     (0.3)
Interest income
 (expense)..............     (0.5)     (0.5)    (0.1)     (0.6)     2.4       2.6      1.7       0.8
                           ------    ------   ------    ------   ------    ------   ------    ------
Income (loss) from
 continuing operations
 before income taxes....      7.5       7.5      6.5       2.1      4.4      (3.2)     1.2       0.5
Provision (benefit) for
 income taxes...........      1.0     (12.3)     2.7       1.0      2.0      (0.8)     0.6       0.2
                           ------    ------   ------    ------   ------    ------   ------    ------
Income (loss) from
 continuing operations..      6.5%     19.8%     3.8%      1.1%     2.4%    (2.4)%     0.6%      0.3%
                           ======    ======   ======    ======   ======    ======   ======    ======

  The Company has experienced fluctuations in its quarterly operating results and anticipates that such fluctuations will continue and could intensify. The Company's quarterly operating results may vary significantly depending on a number of factors, including the timing of the introduction or acceptance of new services and products offered by the Company or its competitors, changes in the mix of services and products provided by the Company, variations in the level of system sales, changes in regulations affecting the wireless industry, changes in the Company's operating expenses, personnel changes, and general economic conditions. In particular, the Company's roaming services revenues are affected by the frequency and volume of use of the Company's services, which may be influenced by seasonal trends, as well as changes in demand during particular periods due to a higher or lower incidence of temporary suspension of inter-carrier roaming agreements in certain markets. Teleservices revenues may be influenced by the requirements of one or more of the Company's significant teleservice customers, including engagement of the Company for implementing or assisting in implementing special projects of limited duration. Revenues from system sales may be influenced by the timing of purchase decisions by the Company's customers and variations in the Company's sales cycle caused by factors such as the size of the transaction, customer purchasing patterns, the timing of new product and service introductions and general economic conditions. Also, the significant expenses associated with the deployment and expansion of the C/2/C Network have had and will continue to have, a negative effect on quarterly net income.

  Because a significant portion of the Company's operating expenses are committed in advance, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, unexpected revenue shortfalls could cause significant variations in operating results from quarter to quarter and could have a material adverse effect on the Company's results of operations. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as an indication of likely future performance. See "Risk Factors--Potential Fluctuations in Quarterly Performance."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded operations to date primarily through sales of securities and cash flow from operations. In June 1996, the Company completed its initial public offering of its Common Stock and received aggregate proceeds therefrom of $49.8 million. As of June 30, 1997, the Company had cash, cash equivalents and short-term investments of $3.8 million.

  Net cash used in operating activities for the six months ended June 30, 1997 was $2.0 million and resulted from an increase of accounts receivable and inventory partially offset by an increase in accounts payable and accrued expenses. Accounts receivable increased due to the sale of systems to Latin and South America. Inventory increased to support the increasing sales of systems. Accounts payable and accrued expenses increased as a result of increases in capital expenditures and costs associated with the overall growth of the Company.

  Net cash provided by investing activities was $1.2 million for the six months ended June 30, 1997 which consisted primarily of $17.5 million from sales of short-term investments, offset by capital expenditures of $16.3 million for the purchase of telecommunications equipment to support the Company's C/2/C Network and the expansion of the teleservices business.

  In July 1997, the Company entered into a Master Equipment Lease Agreement to finance $5.5 million of telecommunications equipment to expand and enhance its teleservices and prepaid wireless service businesses. The lease is a line of credit payable on demand bearing interest at LIBOR plus one percent. Once the equipment has been fully financed the lease will be converted into a three-year lease payable in equal monthly installments at an interest rate of approximately 8.5% per annum.

  The Company believes that the proceeds from this offering, together with existing cash balances and funds anticipated to be generated from operations, will be sufficient to finance the Company's operations and the expansion of the C/2/C Network for at least the next 18 months.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Standard No. 128, "Earnings Per Share" which simplifies the calculation of earnings per share (EPS) and creates a standard of comparability to the recently issued International Accounting Standard No. 33, "Earnings Per Share." Since early application is not permitted, the Company will adopt this standard in the fourth quarter of 1997. Its adoption does not have a material effect on the Company's financial position or results of operations in the first quarter of 1997.

  In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's consolidated financial statements.

                                   BUSINESS

  Boston Communications Group, Inc. develops, markets and provides innovative call processing services, teleservices, prepaid wireless services and prepaid systems to wireless telephone carriers. The Company's services and systems are designed to enable wireless telephone carriers to focus internal resources on their core business activities, while increasing revenues, improving service quality and reducing costs. The Company's principal service offerings include its ROAMERplus roaming service, its teleservices and its prepaid wireless services. The Company's ROAMERplus service provides carriers with the ability to cost-effectively generate revenues from subscribers who are not covered under traditional roaming agreements by arranging payment for roaming calls and paying carriers for the air time used. BCG is the leading provider of roaming services to the unregistered roaming market. The Company's teleservices allow wireless carriers to outsource all or a portion of their customer service activities, and are designed to help wireless carriers retain subscribers, reduce costs and manage growth. The Company's prepaid wireless service, which was introduced in early 1996 and offered in 72 markets as of June 30, 1997, enables wireless carriers to offer their services on a prepaid basis.

INDUSTRY BACKGROUND

  Wireless telephone service has been one of the fastest growing areas of the telecommunications industry over the last ten years. The Cellular Telecommunications Industry Association ("CTIA") estimates that the number of wireless subscribers in the United States increased from approximately 340,000 in December 1985 to approximately 44 million in December 1996. This represents an increase in market penetration from under 1% to over 16% of the United States population. The CTIA also estimates that gross revenues from wireless subscribers grew from approximately $482 million for the year ended December 1985 to approximately $26.4 billion for the year ended December 1996. A number of factors have contributed to this growth, including build-out of the wireless network infrastructure, the decreasing cost of wireless telephones, the increasing mobility of the United States population, the technological improvement in the size and battery life of wireless telephones and generally greater acceptance of wireless telephone use. Significant growth in the wireless market is expected to continue in the future, particularly given the emergence of "personal communications services" ("PCS") as a new form of wireless service. Industry sources forecast that the number of cellular and PCS subscribers will grow to 80 million by the end of the year 2000, representing a market penetration of approximately 30% of the United States population, and estimate that the aggregate service revenues from cellular subscribers alone will be over $35 billion.

  While the number of subscribers and the aggregate service revenues from wireless subscribers have grown rapidly, the average revenue per subscriber per year has been declining. This decline in average revenue per subscriber is due to the increased number of lower-usage subscribers using wireless services. PCS is expected to increase downward pressure on pricing and therefore further decrease per subscriber revenues, while increasing the marketing costs and subscriber churn rate of wireless carriers. These and other factors have caused most of the major wireless carriers to seek ways to increase revenues, attract and retain subscribers and contain costs.

  An important source of revenues for wireless carriers comes from subscribers that use their telephones outside of their home service area (generally known as "roamers"). Calls made by roamers are estimated by the CTIA to have generated over $2.7 billion in revenues in 1996, or an estimated 10.5% of the aggregate service revenues from cellular subscribers. The primary method for capturing these roaming revenues has been through inter-carrier roaming agreements between wireless carriers. Under these agreements, the "home" carrier bills its subscribers on behalf of the "serving" carrier in whose territory the subscriber is roaming. While inter-carrier roaming agreements are common, there are markets between which the level of roaming is such that it does not make economic sense for the carriers to have and maintain such agreements. This is typically the case in geographically distant markets and in smaller markets where call traffic does not justify roaming agreements. In addition, the high cost of fraud associated with roaming, estimated at over $640 million in 1996, has caused some carriers to terminate roaming agreements with carriers in high risk jurisdictions, either permanently or while fraud protection procedures are implemented. As a result, a portion of the potential roaming revenues are not captured under the traditional inter-carrier roaming agreements. While the roaming market is significant, the growth of this market has slowed significantly in recent years, which, the Company believes, is the result of new wireless subscribers being lower-use, non-business consumers who are less likely to roam.

  An important factor in subscriber satisfaction and retention is a carrier's ability to respond promptly to subscriber inquiries regarding billing matters, rate plans, service problems and other issues. Many carriers are also increasingly under competitive pressures to provide 24 hour a day, seven day a week customer service. However, the demands of hiring, training, managing and retaining a large number of customer service representatives make it difficult to provide high quality 24 hour service on a cost-effective basis. Furthermore, specialized service projects such as the roll-out of new services, often place significant increased demands on the capacity of customer service centers. Wireless carriers increasingly are considering outsourcing all or a portion of their customer service function in order to focus internal resources on their core business activities.

  In addition to exploring alternatives to increase revenues from existing subscribers, wireless carriers are developing strategies to penetrate untapped market segments, which include cash users and credit challenged subscribers. Prepaid service provides carriers the opportunity to offer an alternative payment approach to potential subscribers. Industry sources have projected that the number of prepaid subscribers in the United States will grow to 9.4 million by the end of the year 2000. Factors contributing to this growth are the ability to reach new customers, reduced credit and fraud risk and lower operating and acquisition costs, as compared to traditional subscribers. However, wireless carriers face technological and other challenges in providing prepaid wireless service, including challenges related to monitoring usage, inbound and outbound calling and roaming on a real-time basis, which technologies require significant amounts of time and resources to develop. Accordingly, wireless carriers are seeking ways to address these challenges, including outsourcing the provision of prepaid wireless service.

  The market for wireless telecommunications services internationally is experiencing growth trends and business issues similar to the U.S. domestic market. For example, industry sources project that the number of wireless subscribers in Latin America will increase from approximately 6.5 million as of December 1996 to approximately 22.5 million by the end of the year 2000. This increase in subscribers represents a corresponding increase in market penetration within Latin America from under 2% in 1996 to over 4% by the end of the year 2000. Antiquated and overloaded public switched telephone networks in developing markets are encouraging governments in such countries to auction licenses for the provision of wireless telephone services. Many of these licenses are being acquired by the large, U.S. based wireless carriers. These markets, many of which have substantially lower income per capita than the United States, may have even greater needs for prepaid wireless services than the United States.

THE BOSTON COMMUNICATIONS GROUP SOLUTION

  BCG draws on the extensive experience of its management team in the wireless telephone industry and on its established customer relationships with leading wireless telephone carriers to identify industry challenges and to design services to meet the needs of its carrier customers. BCG's ROAMERplus service enables wireless carriers to cost-effectively generate revenues from subscribers roaming in a carrier's service area who are not covered under traditional roaming agreements. These unregistered roamers attempting to place calls in the serving carrier's territory are automatically switched to BCG, which arranges payment for the calls, completes the calls and pays the serving carrier based on the length of the call. Wireless carriers can offer ROAMERplus service without significant additional investment in equipment, technology or personnel.

  BCG also helps wireless carriers retain subscribers, reduce costs and manage growth by providing a full range of high quality teleservices through its call centers. The experience, economies of scale and rapid response time that the Company brings to meeting the customers' needs often make the Company's per-minute fee for support services a strategic and economic choice for wireless carriers. The Company's call centers operate 24 hours a day, seven days a week. The Company believes that its ability to provide high quality teleservices also may be attractive to emerging PCS providers seeking to quickly establish and service a subscriber base.

  In early 1996, the Company introduced its prepaid wireless service and its prepaid wireless systems, which enable wireless carriers to sell prepaid debit cards for use with their subscribers' wireless telephones. The Company's proprietary software and technology enable BCG to administer calls made, monitor prepaid balances and, if necessary, interact with the customer through a BCG call center. The Company's prepaid wireless services enable prepaid subscribers to receive service substantially similar to subscribers using traditional billing arrangements, including the ability to make outgoing and receive incoming calls, as well as to roam into other markets.

STRATEGY

  The Company's objective is to be a leader in providing high-quality roaming services, teleservices, prepaid wireless services and prepaid systems to wireless telephone carriers. The Company's strategy includes the following key elements:

 Focus on the Wireless Carrier Services Industry

  BCG is focused on developing, marketing and providing call processing services, teleservices and prepaid services and systems to wireless carriers. The Company believes that wireless telephone service will continue to be one of the fastest growing segments of the telecommunications industry and that wireless carriers will be under increasing competitive pressure. As a result, the Company believes there will be significant opportunities to provide wireless carriers with services that enable them to focus internal resources on their core business activities while increasing revenues, improving service quality and reducing costs. BCG believes that the experience, relationships and knowledge of its management team provide it with a competitive advantage in addressing the needs of wireless carriers.

 Identify and Develop Additional Value-Added Services

  BCG seeks to create innovative value-added services that wireless telephone carriers either have not identified or have found difficult or uneconomical to provide on their own. The Company is particularly focused on developing and providing services that create incremental revenue and profits for wireless carriers, such as its ROAMERplus service and prepaid wireless service. In addition, the Company is considering developing a number of enhanced services that it intends to offer through its C/2/C Network. The Company believes that such services will be increasingly attractive to wireless telephone carriers seeking innovative ways to respond to a highly competitive and evolving industry.

 Develop and Maintain Long-Term Customer Relationships

  BCG establishes and maintains long-term relationships with its customers to enable the Company to understand customer needs and continue to develop new service offerings to meet those needs. The Company regularly solicits feedback from its wireless telephone carrier customers regarding the challenges they face in order to identify potential new service offerings. The Company seeks to build upon its existing customer relationships and distribution channels by integrating and cross selling its different service offerings. The Company believes that its focus on building long-term customer relationships is an important factor in developing customer loyalty and expanding existing customer relationships over time.

 Provide Services on a Recurring Revenue Basis

  BCG focuses on offering services that generate recurring revenues for the Company and its wireless telephone carrier customers. The Company believes that by providing services on an ongoing basis it aligns its interests with those of its carrier customers and maximizes the potential benefit to those customers. The Company primarily provides its roaming services, teleservices and prepaid wireless services, on a per minute or per call basis or a combination thereof. This pricing methodology facilitates a sales strategy that minimizes the up-front cost and focuses on the revenue enhancement potential for the carrier customer.

 Offer Premium Quality Services

  BCG believes that providing high quality service is critical to its ability to continue to successfully attract and retain customers. The Company's teleservices are designed to be indistinguishable from the services provided by the cellular carrier's own customer support personnel. The Company provides extensive in-house classroom and on the job training programs for its personnel, including carrier-specific training programs designed in conjunction with the applicable carrier.

 Expand into International Wireless Telephone Markets

  BCG believes that there are significant opportunities to leverage its experience in the wireless marketplace in North America in new international wireless telephone markets. The Company believes that its reputation and experience with the largest U.S. wireless carriers will help in marketing its services and selling its prepaid systems internationally. The Company intends to seek strategic relationships in international markets to assist it in setting up sales, distribution and network operations in those markets.

SERVICES

 Roaming Services

  The Company introduced its unregistered roaming service, ROAMERplus, in 1991. By the end of 1996, approximately 80 cellular carriers that collectively hold licenses for over 1,100 markets in the United States, Canada and Mexico, including nine of the 10 largest cellular carriers, by population covered, in the United States, were using this service. The Company's ROAMERplus service provides carriers with the ability to generate revenues from unregistered roamers in their service area. When an unregistered roamer places a call in the carrier's service area, the carrier's mobile switching center forwards the call, at the Company's expense, to the Company's proprietary digital call processing system. The roamer may complete the call by charging the call to a telephone calling card, a commercial credit card or as a collect call. A majority of all incoming traffic is initially handled by an automated call processing system, which prompts the caller for billing and calling information. The Company's specially trained service representatives handle all remaining calls, as well as calls requiring additional operator assistance.

  In order to implement the Company's ROAMERplus service, a carrier need only make a minor software change in its mobile switching centers. BCG pays for transport of the call to its facilities and for completion of the call. Under its agreements with carriers, which typically have a term of one year, BCG pays the serving carrier for the air time that the roamer uses and charges the roamer for the call. The charge for a call using ROAMERplus typically includes a per call service fee ranging from $1.25 to $1.95, depending on the level of operator assistance, and a flat rate of $1.95 per minute. The charge for the call appears directly on the caller's telephone bill (if the caller used a telephone calling card) or the caller's credit card bill, with BCG (typically, under the trade name "Cellular Express") as the vendor. ROAMERplus eliminates collection and fraud risk for the carrier because BCG takes responsibility for collection from the customer. The Company manages this collection and fraud risk by accessing available databases, including the Company's own proprietary database, and validating the caller's credit before completing the call. The Company's experience has been that approximately 15% of the charges for completed ROAMERplus calls are uncollectible.

  The ROAMERplus network consists of a centralized computer-based telecommunications switching system that utilizes proprietary software developed by the Company. This system interfaces with the public switched telephone network and a network of access circuits originating from mobile switching centers throughout the United States, Canada and Mexico. The ROAMERplus network also includes an automated voice response system, as well as systems that provide monitoring, fraud control and sophisticated call and usage reporting. In order to bill unregistered roamers using telephone calling cards, BCG uses a central clearinghouse which, through agreements with local exchange carriers, enables BCG's charges to appear on the roamer's telephone bill. This clearinghouse collects payment from the local exchange carrier and transmits the payment to BCG. The Company uses a similar procedure to bill roamer's who use commercial credit cards.

  In July 1997 the Company and AT&T signed a letter of intent pursuant to which holders of AT&T calling cards will be entitled to use those cards to pay for calls made through the Company's ROAMERplus service. Because many subscribers are more familiar with their calling card numbers than their credit card numbers, the Company believes that this arrangement will make it more convenient for subscribers to use the Company's ROAMERplus service.

 Teleservices

  The Company designed and began providing teleservices in 1993 in response to the industry's need for 24-hour customer service. The Company's teleservices program allows a carrier's subscribers to get information on rate plans, phone operations and service center locations, as well as instructions on roaming features and promotions. Subscribers also may make billing inquiries, initiate address and rate plan changes and obtain other customer assistance. The Company's service centers can also assist carriers in billing and collections. Most of the carriers using BCG's teleservices use these services for off-hours and overflow subscriber support. However, the Company's services range from narrowly defined, short term projects, such as assigning personal identification numbers ("PINs") to the carrier's subscribers in order to reduce fraud (marketed by the Company as its REVENUEguard program), to the provision of all of the carrier's customer service activities. BCG primarily bills carriers who use its teleservices on a per call or per minute basis, subject in most cases to the Company meeting certain qualitative and quantitative performance standards.

  The Company currently provides teleservices to 10 wireless carriers under teleservices contracts generally with terms of one year. In addition, wireless carriers that have contracted for the Company's prepaid wireless services have typically engaged the Company to provide teleservices for the carrier's prepaid subscribers.

  The Company has identified additional specific subscriber service needs in the wireless industry and has developed services to meet those needs. For example, the Company's ROAMERcare service assists subscribers when they have questions about roaming. Rather than incurring the costs of assigning personnel to answer these calls, wireless carriers can retain BCG, which installs a system to route inquires about roaming directly to BCG's facilities, where specially trained personnel assist the caller. At the request of the CTIA, the Company developed its LAWBUST program through which the Company's service representatives assist law enforcement officials in reducing wireless fraud through on- line access to the CTIA's proprietary database and other techniques.

  The Company provides its teleservices from its call centers in Burlington and Woburn, Massachusetts. The Company designed these facilities to provide highly efficient, rapid customer response through the deployment of state-of-the-art switching technologies with client/server architecture and open, automatic call delivery platforms. Each customer service representative utilizes database interfaces, customized for each carrier, to facilitate subscriber inquiry response, technical problem resolution, program/feature clarification, on-line follow-up and performance reporting. These customized interfaces can be programmed to give the Company complete access to a particular carrier's subscriber databases. Administration of call center floor personnel is facilitated by the use of forecasting, scheduling and monitoring systems that allow floor supervisors to observe numerous aspects of the call center's performance in a graphical format, including information on call duration, compliance with contract standards and operator performance. As of July 1, 1997, the Company employed over 450 full- and part- time representatives to provide teleservices on a 24 hour a day, seven day a week basis.

  The Company offers extensive in-house classroom and on-the-job training programs for its teleservices personnel, including instruction on a full breadth of call handling techniques and service quality. In addition, carrier-specific training allows the teleservices staff to disseminate information on a particular carrier's services, as well as to update and edit information in the carrier's databases.

 Prepaid Wireless Services

  The Company introduced its C/2/C Network-based prepaid wireless service offering in early 1996 and was offering the service in 72 U.S. markets as of June 30, 1997. The C/2/C Network permits a wireless carrier to automatically switch a prepaid subscriber's call to the C/2/C Network where information regarding the status of that subscriber's prepaid account is maintained. A subscriber establishes an account with the wireless carrier by prepaying a specific dollar amount to be credited toward future service. Subsequently, each call that is initiated or received by the subscriber will be routed to the C/2/C Network and rated in real time based on the telephone number called, carrier usage charges, taxes and appropriate surcharges. When the remaining balance is reduced to a minimal amount the subscriber will be able to replenish the account by purchasing additional prepaid service from the carrier using cash or credit card. The C/2/C Network can complete the call and debit the account automatically without requiring the subscriber to enter a debit card number or other information. As a result, a prepaid subscriber receives service substantially similar to a subscriber using traditional billing arrangements, including the ability to make outgoing and receive incoming calls, as well as to roam into other markets through the Company's ROAMERplus service.

  Carriers generally compensate BCG for network usage by contracting at a per minute rate for connection time between the carrier's mobile switching center and the C/2/C Network voice node. The Company's existing contracts to provide prepaid wireless services through the C/2/C Network are generally for two or three years (subject to termination by the carrier on 180 days' notice) and provide for the carriers to pay the Company based on the number of minutes used by the carriers' prepaid subscribers. In addition, some of these contracts permit the carrier to terminate services and acquire the system which the Company is using to provide services to them.

  The C/2/C Network consists of a central computer database linked by a high speed, wide area frame relay network to geographically distributed proprietary call processing subsystems, called voice nodes. Each voice node is capable of serving more than one carrier and consists of a computer controlled telecommunications switch and an interactive voice response unit that provides high quality personalized voice prompts. These voice nodes are linked to the carriers' mobile switching centers via dedicated telephone facilities. The distributed node architecture is designed to be modular and scalable while remaining efficient and cost-effective. The centralized database enables prepaid users to make calls while roaming in other service areas where the C/2/C Network is in place. From July 1, 1996 through mid-July 1997, the Company expanded the number of operational C/2/C voice nodes to 27. The Company has deployed 6 additional C/2/C voice nodes that are expected to be operational by the end of 1997 and intends to deploy an additional 15 C/2/C voice nodes through the end of 1997.

  The Company believes that its prepaid service is attractive to wireless carriers seeking to cost- effectively penetrate untapped market segments, such as subscribers who cannot or do not want to receive service under traditional monthly billing arrangements. The Company is expanding its C/2/C Network to support a number of existing and pending contracts recently entered into by the Company with wireless carriers in the United States, including a proposed agreement with AT&T to provide prepaid service in all wireless markets serviced by AT&T. There can be no assurance that the proposed agreement with AT&T will ultimately be consummated and, if not, costs incurred in connection with the expansion of the C/2/C Network could have a significant negative effect on the Company's results of operations.

SYSTEM SALES

  The BCG Systems Division sells systems for prepaid wireless calling on a turn-key basis primarily to international customers and also sells systems for voice mail, fax mail and other enhanced services. Since establishing the division, the Company has made significant prepaid system sales in Mexico and Venezuela. While these sales will not result in the per minute revenues which the Company's prepaid service contracts generate, under one of the contracts, the Company provides on-going system management services for a monthly fee. To support its systems and on-going sales effort in Mexico, the Company recently established a Mexican subsidiary, BCG de Mexico, S.R.L.

ENGINEERING, RESEARCH AND DEVELOPMENT

  BCG believes that its future success will depend in large part on its ability to enhance existing services and develop new services in response to changing market, customer or technological requirements of the wireless telephone industry. An important factor in the future success of the Company's recently introduced prepaid wireless service will be the Company's ability to provide, at competitive prices, more functionality and features than those typically available in other competitive offerings. The software for the C/2/C Network was developed by the Company's internal engineering and development staff based in part on technology licensed from Innovative Telecom Corp. ("ITC"). ITC provides call processing platforms for the wireline and traditional long distance debit card market. The Company has developed proprietary software to enable the C/2/C call processing platform to handle custom signaling interfaces to various types of wireless switches, specialized call rating requirements of prepaid wireless services, and interfaces to wireless administration and management information systems. See "--Proprietary Rights."

  The Company spent approximately $270,000, $839,000, $3.2 million and $2.2 million on engineering, research and development in 1994, 1995, 1996 and the first six months of 1997, respectively. As of June 30, 1997, BCG had 90 employees engaged in engineering, research and development activities.

SALES, MARKETING AND DISTRIBUTION

  The Company's sales strategy is to establish and maintain long-term relationships with its customers. The Company employs a consultative sales process to understand and define customer needs and determine how those needs can be addressed by the Company's services. BCG seeks to build upon its existing customer relationships by integrating and cross-selling its different service offerings. The Company's sales cycle varies for different services and can be up to 12 months for the Company's teleservice, prepaid wireless service and system sales. A sale typically requires involvement of the Company's sales personnel as well as its management and technical personnel.

  The Company's sales force currently consists of ten sales representatives supervised by three senior sales executives. The Company is in the process of recruiting additional senior sales and marketing personnel. The Company's sales representatives generally have significant experience in the wireless industry, either as former employees of wireless carriers or in selling products and services to wireless carriers. The Company assigns each sales representative to a single group of wireless telephone carriers in order to support the development and maintenance of long-term customer relationships.

  The Company's direct sales strategy is complemented by a marketing program that includes participation in industry trade shows, advertising and highly targeted direct mail. Because the Company's customers are a readily identifiable group, the Company seeks to gain wide exposure through carefully selected events and activities specific to the wireless telephone industry.

  The Company has formed a joint venture with Front-End Services Corporation to distribute prepaid cards on behalf of wireless carriers at over 75,000 retail locations nationwide. In addition, BCG is commencing a cooperative arrangement with Radio Shack to facilitate Radio Shack's sale of prepaid wireless services provided by carriers utilizing the Company's C/2/C Network. Under this arrangement,

Radio Shack is able to sell prepaid wireless services at its retail locations without issuing a prepaid card. Each of these arrangements requires the cooperation and participation of the applicable local wireless carrier.

  Since June 1996, the Company has devoted significant effort to developing its presence in the Latin American market. The Company has sold a prepaid system for over $5 million to Telcel, the largest wireless carrier in Mexico. In addition, the Company sold another prepaid system for $1.4 million to Cellstar for a reseller of wireless services in Venezuela.

CUSTOMERS

  The Company provides its services to wireless carriers of varying size, expertise and capabilities. As of June 30, 1997 the Company provided one or more of its services to approximately 88 wireless carriers in the United States, Canada and Mexico, including nine of the 10 largest cellular carriers in the United States.

  Net revenues attributable to the Company's 10 largest customers accounted for approximately 81.2%, 84.6%, 82.4% and 77.3% of the Company's total revenues in 1994, 1995, 1996 and the first six months of 1997, respectively. Ameritech Cellular, Bell Atlantic NYNEX Mobile and BellSouth Mobility accounted for approximately 14.8%, 12.3% and 11.4%, respectively, of total revenues in 1996. Bell Atlantic NYNEX Mobile, Telcel and Ameritech accounted for approximately 12.7%, 12.2% and 10.8%, respectively, of total revenues in the first six months of 1997. In addition, Ameritech Cellular and SNET Telecommunications, Inc. accounted for approximately 40.4% and 26.1%, respectively, of the Company's teleservices revenues in 1996. Ameritech Cellular, LA Cellular, Bell Atlantic NYNEX Mobile and SNET Telecommunications, Inc. accounted for approximately 29.9%, 18.4%, 18.3% and 14.5%, respectively, of the Company's teleservice revenues in the first six months of 1997.

  The Company's major customers for ROAMERplus include Airtouch
Communications, Ameritech Cellular Systems, Inc., AT&T Wireless, Bell Atlantic NYNEX Mobile, BellSouth Mobility, Centennial Cellular, LA Cellular, Southwestern Bell Mobile, SNET Telecommunications, Inc. and 360(degrees) Communications, and for teleservices include Ameritech Cellular, Bell Atlantic NYNEX Mobile, BellSouth Mobility, LA Cellular, Nextel and SNET
Telecommunications, Inc.

  The Company's major customers for its prepaid wireless service include AT&T Wireless, Bell Atlantic NYNEX Mobile, Southwestern Bell Mobile, BellSouth Mobility, AirTouch, Frontier Cellular, SNET Telecommunications, Inc., Western Wireless and LA Cellular.

COMPETITION

  The market for sales of services and systems to wireless carriers is highly competitive and subject to rapid change. A number of companies currently offer one or more of the services offered by the Company. In addition, many wireless carriers are providing or can provide, in-house, the services that the Company offers. Trends in the wireless telephone industry, including greater consolidation and technological or other developments which make it simpler or more cost-effective for wireless carriers to provide certain services themselves, could affect demand for the Company's services and could make it more difficult for the Company to offer a cost-effective alternative to a wireless carrier's own capabilities. In addition, the Company anticipates continued growth in the wireless carrier services industry, and consequently, the entrance of new competitors in the future.

  The Company believes that the principal competitive factors in the wireless carrier services industry include the ability to identify and respond to customer needs, quality and breadth of service offerings, price and technical expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability to hire and retain employees, the development by others of products and services that are competitive with the Company's products and services, the price at which others offer comparable products and services and the extent of its competitors' responsiveness to customer needs.

  Many of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. In addition, competition could increase if new companies enter the market or if existing competitors expand their service offerings. An increase in competition could result in price reductions and loss of market share and could have a material adverse effect on the Company's business, financial condition or results of operations.

GOVERNMENT REGULATION

  The Federal Communications Commission ("FCC"), under the terms of the Communications Act of 1934, as amended, including the Telecommunications Act of 1996, regulates interstate communications and use of the radio spectrum, including entry, exit, rates and terms of operation. BCG presently neither operates any facilities utilizing the radio spectrum nor has any facilities-based services involving interstate communications. Consequently, it is not required to and does not hold any licenses or other authorizations issued by the FCC. However, the wireless carriers that constitute the Company's customers are heavily regulated at both the federal and state levels. Such regulation may decrease the growth of the wireless telephone industry, affect the development of the PCS market, limit the number of potential customers for the Company's services or impede the Company's ability to offer competitive services to the wireless market or otherwise have a material adverse effect on the Company's business and results of operations. At the same time, the Telecommunications Act of 1996, which in large measure deregulated the telecommunications industry, may cause changes in the industry, including entrance of new competitors and industry consolidation, which could in turn affect the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

  The Telephone Operator Consumer Services Improvement Act of 1990 ("TOCSIA") directed the FCC to require that operator services providers comply with a series of provisions and make available certain information in order to protect consumers from perceived abuses in the operator services industry. In addition, operator services providers must submit to the FCC an informational tariff detailing their charges for interstate communications services. BCG's teleservices involve the provision of operator services for purposes of TOCSIA. BCG believes that it has taken appropriate steps to comply with the terms of TOCSIA and the applicable FCC regulations, including having filed an informational tariff with the FCC.

PROPRIETARY RIGHTS

  The Company does not hold any patents and relies upon a combination of copyright, trademark and trade secret laws to establish and maintain its proprietary rights to its products. The Company believes that its success depends on the knowledge, ability and experience of its employees, and that legal protections for its services are less significant factors than the quality, timeliness and cost of services provided. Access to proprietary information is limited to those employees with a need to know.

  The Company has entered into a license agreement with ITC that provides BCG a world-wide non- exclusive license to use certain software products and documentation commencing March 30, 1995. The Company has the right to modify and enhance the software, and any software modifications relating to the wireless industry remain the property of BCG. The parties have certain cross-license rights for any enhancements made during the first three years of the license. ITC may only terminate the agreement upon a failure of performance by or bankruptcy of BCG. The Company has granted to ITC the right to use the C/2/C service mark in promotions to wireline customers for a period of three years. The parties also have agreed to work with each other to jointly develop distribution opportunities and to permit co- location of equipment and telecommunication's facilities at each other's sites.

  The Company licenses certain software for its ROAMERplus service under a non-exclusive, non-transferable fully paid-up license, including the source code, from MDTelecom Inc. Under this license, BCG is restricted from sublicensing the source code, BCG is not permitted to sell or otherwise transfer the source code without MDTelecom's consent and BCG is not permitted to use the source code after a merger, unless BCG is the surviving entity, without MDTelecom's consent.

  Cellular Express, Boston Communications Group and C/2/C are registered trademarks, and REVENUEguard, ROAMalert, ROAMERcare and ROAMERplus are trademarks of Boston Communications Group, Inc.

EMPLOYEES

  As of June 30, 1997, the Company had a total of 921 full-time and part-time employees. Of these employees, 28 serve in sales and marketing, 731 serve in call center and related functions, 90 serve in technical support and technology development, 32 in product and account management and 40 serve in administration and management. None of the Company's employees is represented by a labor union. The Company believes that its employee relations are good.

BACKLOG

  As of June 30, 1996 and June 30, 1997, the Company's backlog of firm orders for its systems was negligible and $270,000, respectively. The Company includes in backlog only those orders for which it has received completed purchase orders and for which delivery has been specified within 12 months. Most orders are subject to cancellation by the customer. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

PROPERTIES

  The Company leases space at its five principal locations: Burlington and Woburn, Massachusetts, Cherry Hill, New Jersey, Tulsa, Oklahoma and Coral Gables, Florida. The Burlington and Woburn locations serve as service center operations facilities for teleservices and ROAMERplus services. The Woburn location also has separate facilities that house the Company's network operations center as well as the Company's executive headquarters, engineering, sales and finance personnel. The Tulsa facility is used for the manufacturing and assembly of systems. Related sales efforts are in Cherry Hill for U.S. and Canadian sales and Coral Gables for Latin American sales. As of June 30, 1997, the Company also had 23 other leased facilities throughout the United States which are used to house the Company's voice nodes and certain equipment for the C/2/C Network.

LITIGATION

  In April 1997, Robert Sproul filed suit against the Company and its 80% subsidiary, Wireless America Corp. ("WAC") in the Circuit Court for Dade County, Florida. Mr. Sproul owns the remaining 20% of WAC. The suit relates to WAC's termination of Mr. Sproul's employment as the President of WAC in March 1997, pursuant to an employment contract that was to expire in 1998, and relates to certain rights which Mr. Sproul may have to require the Company to purchase his 20% interest in WAC. Mr. Sproul claimed the purchase price for his 20% interest was in excess of $2.8 million. The Company and Mr. Sproul have agreed in principle to settle all of the claims asserted by Mr. Sproul. The terms of the agreement in principle require the Company to buy Mr. Sproul's 20% interest in WAC for a purchase price of $1.3 million. The parties will also exchange full mutual releases and expect to negotiate and execute other customary documents associated with the settlement of litigation. The settlement of the suit is conditioned on the approval of the Board of Directors of the Company and completion of definitive documentation. There can be no assurance that the proposed settlement will be finalized in accordance with the proposed terms.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of June 30, 1997 are as follows:

          NAME            AGE                           POSITION
          ----            ---                           --------
Paul J. Tobin...........   54 Chairman of the Board, President and Chief Executive Officer
Brian E. Boyle..........   49 Vice Chairman of the Board
Frederick E. von
 Mering.................   44 Vice President, Finance and Administration, Director
Jerrold D. Adams(1)(2)..   57 Director
Craig L. Burr(1)........   52 Director
Paul R. Gudonis(1)(2)...   43 Director
Gerald Segel............   76 Director

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.

  Mr. Tobin has served as President and Chief Executive Officer of the Company since April 1997, as Chairman of the Board of Directors of the Company since February 1996 and as the Company's President and Chief Executive Officer from 1990 until February 1996. Prior to joining the Company, Mr. Tobin served as President of Cellular One Boston/Worcester from July 1984 to January 1990 and as a Regional Marketing Manager for Satellite Business Systems, a joint venture of IBM, Comsat Corp. and Aetna Life & Casualty from April 1980 to June 1984. Mr. Tobin also serves as a member of the Board of Trustees at Stonehill College.

  Mr. Boyle has served as Vice Chairman of the Company since February 1996 and as Chairman, New Wireless Services of the Company from January 1994 to February 1996. From July 1990 to September 1993, Mr. Boyle served as Chief Executive Officer of Credit Technologies, Inc., (now Lightbridge, Inc.) a supplier of customer application software for the wireless telephone industry. Prior to 1990, Mr. Boyle founded and operated a number of companies servicing the telecommunications industry, including APPEX Corp. (now EDS Personal Communications Division of EDS Corporation, a global telecommunications service company) and Leasecomm Corp., a micro-ticket leasing company. Mr. Boyle is also a Director of Saville Systems PLC, as well as of several private companies.

  Mr. von Mering has served as the Company's Vice President, Finance and Administration since 1989. Prior to joining the Company, Mr. von Mering served as Regional Vice President and General Manager for the paging division of Metromedia, Inc., a communications company, from 1980 to 1986. From 1975 to 1979, Mr. von Mering was employed at Coopers & Lybrand LLP.

  Mr. Adams has served as a Director of the Company since April 1996. Mr. Adams has been President and Chief Executive Officer of AirNet Communications Corporation since 1997. Mr. Adams served as President and Chief Operating Officer of Iridium, Inc., an international consortium developing a worldwide communications system for portable hand-held telephones, from 1991 to 1997. Prior to that, Mr. Adams served as Director of PCN Operations in Europe of Motorola from 1990 to 1991, Senior Vice President of McCaw Cellular, a national non-wireline cellular company, from 1988 to 1990 and General Manager of Metro One, a New York non-wireline cellular carrier, from 1986 to 1988.

  Mr. Burr has served as a Director of the Company since April 1993. Mr. Burr has been a Managing General Partner of Burr, Egan, Deleage & Co., a venture capital firm, since 1979. Mr. Burr is a Director of several privately-held companies affiliated with Burr, Egan, Deleage & Co.

  Mr. Gudonis has served as a Director of the Company since April 1996. Mr. Gudonis has been President and General Manager of BBN Planet, an internet service provider, since November 1994. Mr. Gudonis is also a Corporate Vice President of BBN Corporation, the parent corporation of BBN Planet.

Mr. Gudonis previously served from 1991 to November 1994 as General Manager of the Communications Industry Group International division of EDS Corporation, and as Senior Vice President and General Manager of APPEX Corp. from January 1989 until it was acquired by EDS Corporation in October 1990.

  Mr. Segel has served as a Director of the Company since October 1996. Prior to his retirement in May 1990, Mr. Segel was Chairman of Tucker Anthony Incorporated from January 1987 to May 1990. From 1983 to January 1987 he served as President of Tucker Anthony Incorporated. Mr. Segel is also a director of Litchfield Financial Inc., Hologic, Inc. and Vivid Technologies, Inc.

  Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the Directors and executive officers of the Company.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 30, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by
(i) each person or entity known to the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors and executive officers, (iii) all directors and executive officers as a group and
(iv) each of the other Selling Shareholders.

                                                                SHARES TO BE
                              SHARES BENEFICIALLY               BENEFICIALLY
                                OWNED PRIOR TO        SHARES     OWNED AFTER
                                  OFFERING(1)         OFFERED    OFFERING(1)
                              ----------------------- ------- -----------------
NAME AND ADDRESS OF
BENEFICIAL OWNER                NUMBER     PERCENT    NUMBER   NUMBER   PERCENT
-------------------           ------------ ---------- ------- --------- -------
DIRECTORS, OFFICERS AND 5%
 SHAREHOLDERS

Paul J. Tobin (2)...........       824,331      6.4%   55,000   769,331   4.9%
c/o Boston Communications
Group, Inc.
100 Sylvan Road
Woburn, MA 01801

Frederick E. von Mering(3)..       593,464      4.6%   50,000   543,464   3.5%
c/o Boston Communications
Group, Inc.
100 Sylvan Road
Woburn, MA 01801

Brian E. Boyle(4)...........       393,425      3.1%   50,000   343,425   2.2%
c/o Boston Communications
Group, Inc.
100 Sylvan Road
Woburn, MA 01801

Jerrold D. Adams (5)........         5,000        *         0     5,000     *

Craig L. Burr(6)............       169,306      1.3%        0   169,306  1.1.%

Paul R. Gudonis(7)..........         5,000        *         0     5,000     *

Gerald Segel................         6,500        *         0     6,500     *

All directors and executive
officers as a group
(7 persons)(8)..............     1,997,026     15.3%  155,000 1,842,026  11.7%

OTHER SELLING SHAREHOLDERS

Denise Archer-Allen(9)......       216,128      1.7%   18,000   198,128   1.3%

Paul Senn(10)...............        55,256        *    10,000    44,256     *

Robert J. Sullivan(11)......       602,535      4.7%   25,000   577,535   3.7%

Karen Walker(12)............        29,082        *    10,000    19,082     *

Beverly Watts(13)...........        19,678        *     7,000    12,678     *

--------
 * Less than 1% of the outstanding Common Stock.
(1) The number of shares of Common Stock deemed outstanding prior to this offering includes 12,859,362 shares of Common Stock outstanding as of June 30, 1997 and shares of Common Stock issuable pursuant to options held by the respective person or group that are exercisable within 60 days after June 30, 1997 ("Presently Exercisable Options") as set forth below. The number of shares of Common Stock deemed outstanding after this offering includes an additional 2,775,000 shares of Common Stock that are being offered for sale by the Company in this offering, plus 10,000 shares of Common Stock to be issued to a Selling Shareholder upon the exercise of an option in connection with this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

(2) Includes 424,331 shares held by Paul J. Tobin 1988 Trust and 400,000 shares held by the Margaret M. Tobin 1988 Trust. Mr. Tobin is the trustee of the Paul J. Tobin 1988 Trust. Margaret M. Tobin, the spouse of Paul J. Tobin, is trustee of the Margaret M. Tobin 1988 Trust.
(3) Includes 100,000 shares owned by Mr. von Mering's wife and an aggregate of 8,000 shares held in accounts for the benefit of Mr. von Mering's children. Includes 130,654 shares issuable upon the exercise of Presently Exercisable Options.
(4) Comprised of 359,750 shares owned by Sand Drift, Ltd. of which Mr. Boyle is a limited partner, 18,675 shares owned by the Brian E. Boyle Educational Trust II, a trust for the benefit of Mr. Boyle's children. Mr. Boyle disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein. Also includes 25,000 shares issuable upon the exercise of Presently Exercisable Options.
(5) Includes 3,000 shares issuable upon the exercise of Presently Exercisable Options.
(6) Includes 55,549 shares owned by Craig L. Burr 1981 Children's Trust, a trust for the benefit of Mr. Burr's children; 55,549 shares owned by William P. Egan 1981 Children's Trust, a trust of which Mr. Burr is a trustee; and 2,659 shares owned by Golden Coins N.V. Mr. Burr is a principal of Burr, Egan, Deleage & Co., which is an advisor to Golden Coins N.V. Mr. Burr disclaims beneficial ownership of all of the foregoing shares, except to the extent of his direct pecuniary interest therein.
(7) Includes 3,000 shares issuable upon the exercise of Presently Exercisable Options.
(8) Includes an aggregate of 161,654 shares issuable upon the exercise of Presently Exercisable Options.
(9) Includes 3,000 shares issuable upon the exercise of Presently Exercisable Options.
(10) Includes 25,000 shares issuable upon the exercise of Presently
     Exercisable Options, 10,000 of which Mr. Senn will be exercising in connection with this offering.
(11) Includes 325,000 shares owned in trust.
(12) Includes 2,400 shares issuable upon the exercise of Presently Exercisable Options.
(13) Includes 8,558 shares issuable upon the exercise of Presently Exercisable Options.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company, as of June 30, 1997, consisted of 35,000,000 shares of Common Stock, $.01 par value per share, of which 12,859,362 shares were outstanding and held of record by 95 shareholders, and 2,000,000 shares of Preferred Stock, none of which were outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and any amounts payable to holders of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock which the Company may designate and issue in the future. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding.

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of Preferred Stock in one of more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Furman Selz LLC, have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER
                                                                         OF
             UNDERWRITER                                               SHARES
             -----------                                              ---------
Alex. Brown & Sons Incorporated......................................
Donaldson, Lufkin & Jenrette Securities Corporation..................
Furman Selz LLC......................................................
                                                                      ---------
  Total.............................................................. 3,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company and certain Selling Shareholders have granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 and 225,000 additional shares of Common Stock, respectively, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,000,000, and the Company and such Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares of Common Stock are being offered.

  In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company and each of its directors and executive officers and certain of its securityholders, who in the aggregate will hold, following this offering, 2,693,705 shares of Common Stock and options to purchase 352,667 shares of Common Stock, have agreed that they will not directly or indirectly, without the prior written consent of Alex. Brown & Sons Incorporated, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and other currently outstanding options. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 90-day period referenced in the preceding sentence.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements (including the schedule incorporated by reference) of Boston Communications Group, Inc. and its subsidiaries at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such material filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048; and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. If available, such material may also be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). The Company's Common Stock is listed on the Nasdaq National Market and reports, proxy and information statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1801 K Street, N.W., 8th Floor, Washington, D.C. 20006.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference.

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997; and

    (c) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of any such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified by or superseded for purposes of this Prospectus to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  A copy of any document or part thereof incorporated by reference in the registration statement of which this Prospectus constitutes a part (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) shall be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request made to the Company at 100 Sylvan Road, Woburn, Massachusetts 01801, Attention: General Counsel and Clerk, (617) 692-7000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES
Report of Independent Auditors........................................... F-2
Consolidated Balance Sheets at December 31, 1995, 1996 and June 30, 1997
 (unaudited)............................................................. F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997
 (unaudited)............................................................. F-4
Consolidated Statements of Redeemable Preferred Stock and Shareholders'
 Equity for the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1997 (unaudited).................................. F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997
 (unaudited)............................................................. F-6
Notes to Consolidated Financial Statements............................... F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders Boston Communications Group, Inc.

  We have audited the accompanying consolidated balance sheets of Boston Communications Group, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, redeemable preferred stock and shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Communications Group, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Boston, Massachusetts
February 11, 1997,
  except for Note 10, as to which
  the date is July 22, 1997

               BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                    DECEMBER 31,
                                                   ----------------   JUNE 30,
                                                    1995     1996       1997
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents......................  $   253  $   923    $   837
  Short-term investments.........................      --    20,498      2,962
  Accounts receivable, net of allowance for
   billing adjustments and doubtful accounts of
   $884 in 1995, $1,242 in 1996 and $1,279 in
   1997..........................................    6,250   11,060     15,059
  Inventory......................................      --     1,189      2,434
  Deferred income taxes..........................    1,800    1,334      1,334
  Prepaid expenses...............................      194      495      1,000
                                                   -------  -------    -------
    Total current assets.........................    8,497   35,499     23,626
Property and equipment:
  Telecommunication systems......................    4,312    9,169     16,441
  Furniture and equipment........................    1,123    3,359      7,263
  Leasehold improvements.........................      225      903      1,310
  Systems in development.........................      734    2,658      7,402
                                                   -------  -------    -------
                                                     6,394   16,089     32,416
Less allowances for depreciation and
 amortization....................................    1,510    3,183      5,035
                                                   -------  -------    -------
                                                     4,884   12,906     27,381
Goodwill, net....................................      --     3,159      2,943
Other assets.....................................      232      395        432
                                                   -------  -------    -------
    Total assets.................................  $13,613  $51,959    $54,382
                                                   =======  =======    =======
LIABILITIES, REDEEMABLE PREFERRED STOCK AND
 SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................  $ 1,277  $ 1,371    $ 3,294
  Accrued expenses...............................    4,428    7,205      6,753
  Income taxes payable...........................      710      490        553
                                                   -------  -------    -------
    Total current liabilities....................    6,415    9,066     10,600
Redeemable Preferred Stock, non-voting, par value
 $100 per share, 13,000 shares authorized, 11,871
 shares issued and outstanding in 1995...........   15,896      --         --
Commitments and contingencies
Shareholders' equity:
  Convertible Preferred Stock, $1.00 par value
   per share, 1,325 shares authorized, 850 shares
   issued and outstanding in 1995................        1      --         --
  Preferred Stock, $0.01 par value, 2,000,000
   shares authorized, 0 shares issued and
   outstanding...................................      --       --         --
  Common Stock, voting, par value $.01 per share,
   35,000,000 shares authorized, 3,335,985 shares
   in 1995, 12,725,749 shares in 1996 and
   12,905,782 shares in 1997 issued..............       33      127        129
  Additional paid-in capital.....................    1,016   52,738     53,489
  Treasury Stock (46,420 shares in 1996 and 1997,
   at cost)......................................      --      (372)      (372)
  Accretion of dividends on Redeemable Preferred
   Stock.........................................   (4,025)     --         --
  Accumulated deficit............................   (5,723)  (9,600)    (9,464)
                                                   -------  -------    -------
    Total shareholders' equity (deficit).........   (8,698)  42,893     43,782
                                                   -------  -------    -------
    Total liabilities, redeemable preferred stock
     and shareholders' equity....................  $13,613  $51,959    $54,382
                                                   =======  =======    =======

                            See accompanying notes.

               BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1994     1995     1996      1996      1997
                                 -------  -------  -------  --------  --------
                                                               (UNAUDITED)
Revenues:
  Roaming services.............  $16,004  $25,446  $32,234  $ 15,541  $ 15,060
  Teleservices.................    2,330    8,774   13,413     7,150     8,164
  Prepaid wireless services....      --       --       312        69     2,303
  System sales.................      --       --     4,692     1,233     6,445
                                 -------  -------  -------  --------  --------
                                  18,334   34,220   50,651    23,993    31,972
Operating expenses:
  Cost of service revenues.....   14,212   26,100   36,606    17,775    20,301
  Cost of system revenues......      --       --     2,576       590     3,735
  Engineering, research and
   development.................      270      839    3,221     1,163     2,197
  Sales and marketing..........    1,268    1,934    2,949     1,196     2,293
  Related party management fees
   (see Note 9)................    1,008    1,008      252       252       --
  General and administrative...      775    1,321    2,328     1,103     1,473
  Depreciation and
   amortization................      396      889    2,109       837     2,093
                                 -------  -------  -------  --------  --------
                                  17,929   32,091   50,041    22,916    32,092
                                 -------  -------  -------  --------  --------
Operating income (loss)........      405    2,129      610     1,077      (120)
Interest income (expense)......      (64)    (151)     589       (81)      397
                                 -------  -------  -------  --------  --------
Income from continuing
 operations before
 income taxes..................      341    1,978    1,199       996       277
Provision (benefit) for income
 taxes.........................       53   (1,030)     600       423       141
                                 -------  -------  -------  --------  --------
Income from continuing
 operations....................      288    3,008      599       573       136
Discontinued operations:
  Income (loss) from
   operations..................      104     (129)     --        --        --
  Gain (loss) on disposal......    1,403      (36)     --        --        --
                                 -------  -------  -------  --------  --------
Income (loss) from discontinued
 operations....................    1,507     (165)     --        --        --
                                 -------  -------  -------  --------  --------
Net income.....................    1,795    2,843      599       573       136
Accretion of dividends on
 redeemable preferred stock....   (1,016)    (950)    (451)     (451)      --
                                 -------  -------  -------  --------  --------
Net income available to common
 shareholders..................  $   779  $ 1,893  $   148  $    122  $    136
                                 =======  =======  =======  ========  ========
Net income (loss) available to
 common shareholders per common
 share:
  Continuing operations........  $ (0.08) $  0.22  $  0.01  $   0.01  $   0.01
                                 =======  =======  =======  ========  ========
  Net income...................  $  0.09  $  0.21  $  0.01  $   0.01  $   0.01
                                 =======  =======  =======  ========  ========
Shares used in computing net
 income (loss) per
 common share..................    8,848    9,179   11,259     9,334    13,266
                                 =======  =======  =======  ========  ========
Supplemental net income
 available to common
 shareholders per common
 share.........................                    $  0.05
                                                   =======
Shares used in computing
 supplemental net income per
 common share..................                     12,427
                                                   =======

                            See accompanying notes.

               BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                        SHAREHOLDERS' EQUITY
                                        ---------------------------------------------------------------------------------------
                                                                                                  ACCRETION
                                                                                                  OF DIVI-
                                         CONVERTIBLE                                              DENDS ON              TOTAL
                        REDEEMABLE        PREFERRED                        ADDI-                   REDEEM-             SHARE-
                      PREFERRED STOCK       STOCK         COMMON STOCK    TIONAL   TREASURY STOCK   ABLE     ACCU-    HOLDERS'
                      ----------------  -------------- ------------------ PAID-IN  -------------- PREFERRED MULATED    EQUITY
                      SHARES   DOLLARS  SHARES DOLLARS   SHARES   DOLLARS CAPITAL  SHARES DOLLARS   STOCK   DEFICIT   (DEFICIT)
                      -------  -------  ------ ------- ---------- ------- -------  ------ ------- --------- --------  ---------
Balance at
 January 1, 1994..     12,871  $14,930    850   $  1    2,630,432  $ 26   $ 1,023     --   $ --    $(2,059) $(10,361) $(11,370)
 Issuance of
  Common Stock...         --       --     --     --       705,553     7        (7)    --     --        --        --        --
 Repurchase of
  Redeemable
  Preferred Stock..    (1,000)  (1,000)   --     --           --    --        --      --     --        --        --        --
 Accretion of
  dividends on
  Redeemable
  Preferred
  Stock..........         --     1,016    --     --           --    --        --      --     --     (1,016)      --     (1,016)
 Net income......         --       --     --     --           --    --        --      --     --        --      1,795     1,795
                      -------  -------   ----   ----   ----------  ----   -------  ------  -----   -------  --------  --------
Balance at
 December 31, 1994..   11,871   14,946    850      1    3,335,985    33     1,016     --     --     (3,075)   (8,566)  (10,591)
 Accretion of
  dividends on
  Redeemable
  Preferred
  Stock..........         --       950    --     --           --    --        --      --     --       (950)      --       (950)
 Net income......         --       --     --     --           --    --        --      --     --        --      2,843     2,843
                      -------  -------   ----   ----   ----------  ----   -------  ------  -----   -------  --------  --------
Balance at
 December 31, 1995..   11,871   15,896    850      1    3,335,985    33     1,016     --     --     (4,025)   (5,723)   (8,698)
 Conversion of
  Convertible
  Preferred Stock..       --       --    (850)    (1)   5,004,608    50       (49)    --     --        --        --        --
 Accretion of
  dividends on
  Redeemable
  Preferred
  Stock..........         --       451    --     --           --    --        --      --     --       (451)      --       (451)
 Redemption of
  Redeemable
  Preferred Stock
  and Accreted
  Dividends......     (11,871) (16,347)   --     --           --    --        --      --     --      4,476    (4,476)      --
 Issuance of
  Common Stock...         --       --     --     --     4,183,928    42    51,745     --     --        --        --     51,787
 Exercise of
  Common Stock
  options........         --       --     --     --       201,228     2        26     --     --        --        --         28
 Treasury
  Stock purchase..        --       --     --     --           --    --        --   46,420   (372)      --        --       (372)
 Net income......         --       --     --     --           --    --        --      --     --        --        599       599
                      -------  -------   ----   ----   ----------  ----   -------  ------  -----   -------  --------  --------
Balance at
 December 31, 1996..      --       --     --     --    12,725,749   127    52,738  46,420   (372)      --     (9,600)   42,893
 Issuance of
  Common Stock
  under stock
  option and
  stock purchase
  plans..........         --       --     --     --       180,033     2       751     --     --        --        --        753
 Net income......         --       --     --     --           --    --        --      --     --        --        136       136
                      -------  -------   ----   ----   ----------  ----   -------  ------  -----   -------  --------  --------
Balance at June
 30, 1997
 (unaudited).....         --   $   --     --    $--    12,905,782  $129   $53,489  46,420  $(372)  $   --   $ (9,464) $ 43,782
                      =======  =======   ====   ====   ==========  ====   =======  ======  =====   =======  ========  ========

                            See accompanying notes.

               BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,         JUNE 30,
                                --------------------------  ------------------
                                 1994     1995      1996      1996      1997
                                -------  -------  --------  --------  --------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
Income from continuing
 operations...................  $   288  $ 3,008  $    599  $    573  $    136
Adjustments to reconcile net
 income to net cash provided
 by (used in) operating
 activities:
  Depreciation and
   amortization...............      396      888     2,109       838     2,092
  Deferred income taxes.......      --    (1,800)      466       525       --
Changes in operating assets
 and liabilities,
 excluding effects of
 discontinued operations and
 business acquisitions:
  Accounts receivable.........   (1,242)  (2,655)   (3,208)   (4,252)   (3,999)
  Inventory...................      --       --     (1,128)      --     (1,245)
  Prepaid expenses and other
   assets.....................     (140)     (51)     (547)     (830)     (566)
  Accounts payable and accrued
   expenses...................    1,152    1,225       524     1,595     1,471
  Income taxes payable........       31      679      (297)     (400)       63
                                -------  -------  --------  --------  --------
                                    485    1,294    (1,482)   (1,951)   (2,048)
Income (loss) from
 discontinued operations......    1,506     (166)      --        --        --
Adjustments to reconcile
 income (loss) from
 discontinued operations:
  (Gain) loss on disposal of
   discontinued operations....   (1,402)      37       --        --        --
  Cash flow related to results
   of operations until
   disposal date..............     (148)     803       --        --        --
                                -------  -------  --------  --------  --------
                                    (44)     674       --        --        --
                                -------  -------  --------  --------  --------
  Net cash provided by (used
   in) operations.............      441    1,968    (1,482)   (1,951)   (2,048)
INVESTING ACTIVITIES
Acquisition of businesses, net
 of cash acquired.............      --       --       (846)     (497)      --
Purchases of short-term
 investments..................      --       --    (26,937)     (110)      --
Sales of short-term
 investments..................      --       --      6,439       --     17,536
Purchase of property and
 equipment....................   (2,215)  (2,993)   (8,093)   (2,942)  (16,327)
Net proceeds from sale of
 lines of business............    7,545    1,074       --        --        --
                                -------  -------  --------  --------  --------
Net cash provided by (used in)
 investing activities.........    5,330   (1,919)  (29,437)   (3,549)    1,209
FINANCING ACTIVITIES
Proceeds from exercise of
 stock options................      --       --         28        21       753
Proceeds from issuance of
 stock........................      --       --     49,787    44,490       --
Repurchase of redeemable
 preferred stock..............   (1,000)     --    (16,347)  (16,347)      --
Purchase of treasury stock....      --       --       (372)      --        --
Proceeds from notes payable...      --       --        --        --        --
Payment of long-term debt and
 capital leases...............   (5,248)     --     (1,507)      (70)      --
                                -------  -------  --------  --------  --------
Net cash provided by (used in)
 financing activities.........   (6,248)     --     31,589    28,094       753
                                -------  -------  --------  --------  --------
Increase (decrease) in cash
 and cash equivalents.........     (477)      49       670    22,594       (86)
Cash and cash equivalents at
 beginning of year............      681      204       253       253       923
                                -------  -------  --------  --------  --------
Cash and cash equivalents at
 end of year..................  $   204  $   253  $    923  $ 22,847  $    837
                                =======  =======  ========  ========  ========

                            See accompanying notes.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

 The Company

  Boston Communications Group, Inc. (the "Company") develops, markets and provides specialized roaming services, teleservices and prepaid wireless services to the wireless telephone industry. The Company also manufactures and assembles prepaid and voice system equipment.

2. SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  The Company earns revenues by providing teleservices, processing prepaid wireless calls and processing wireless calls for individuals who have roamed outside of their service area. Revenue is recognized when the service is provided and is recorded net of estimated chargebacks and other billing adjustments. The Company recognizes revenue from the sale of systems at the time the systems are shipped.

 Principles of Consolidation

  The financial statements include 100% of the accounts and operations of the Company and all of its majority-owned subsidiaries. Minority interest represents the minority owner's proportionate share of the equity in the 80%- owned subsidiary. All intercompany accounts and transactions have been eliminated.

 Investments

  The Company accounts for its marketable securities under the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Instruments in Debt and Equity Securities." The Company has classified all of its securities as available-for-sale, and are thus reported at fair market value. Interest on all securities is reported as interest income.

  Investments with maturities between three and twelve months are considered short-term investments. The Company's short-term investments consist of debt securities such as corporate notes and marketable direct obligations of the United States Treasury. The following is a summary of available-for-sale securities (in thousands):

                                                 DECEMBER 31, 1996 JUNE 30, 1997
                                                 ----------------- -------------
                                                                    (UNAUDITED)
   Corporate notes..............................      $ 3,965         $  --
   U.S. Treasury bills..........................       16,533          2,962
                                                      -------         ------
     Total short-term investments...............      $20,498         $2,962
                                                      =======         ======

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentrations of Credit Risk

  The Company's roaming customers are individuals who place wireless calls from service areas which are not covered by traditional roaming agreements. These calls are forwarded by wireless carriers to the

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

Company for processing. Each transaction is small in size and the Company minimizes credit risk by validating appropriate billing information. Teleservices are provided to wireless carriers located throughout the country. Prepaid wireless services include the Company's prepaid wireless service which provides carriers, throughout the United States, with an alternative billing facility for their wireless customers. Accounts are not activated until payment is received by the carrier. The Company sells its voice systems in North America and its prepaid systems in Latin America and Europe.

  The Company has roaming, teleservice and prepaid wireless service agreements with, and sells its systems to numerous carriers, 10 of which accounted for 81.2%, 84.6% and 82.4% of the Company's total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. The following table summarizes sales in excess of 10% of total revenues, as a percentage of total revenues, to major customers:

                                                      YEAR ENDED DECEMBER 31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
   Ameritech Cellular................................    16.0%    15.0%    14.8%
   Bell Atlantic NYNEX Mobile........................    11.7     13.9     12.3
   SNET Telecommunications, Inc......................     --      11.9      --
   AT&T Wireless.....................................    15.6      --       --
   BellSouth Mobility................................     --       --      11.4

 Inventory

  Inventory, which consists of computer hardware and electronic components, is recorded at the lower of cost (first-in, first-out method) or market. Inventory is categorized as follows (in thousands):

                                                 DECEMBER 31, 1996 JUNE 30, 1997
                                                 ----------------- -------------
                                                                    (UNAUDITED)
   Purchased parts..............................      $  984          $1,468
   Work in process..............................         129             699
   Finished goods...............................          76             267
                                                      ------          ------
                                                      $1,189          $2,434
                                                      ======          ======

 Property and Equipment

  Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 7 years. Systems in development represent the cost of purchased hardware and software to be used in switching equipment not yet placed into service and will be depreciated over 5 years. In accordance with Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that the carrying amount of an asset cannot be fully recovered, an impairment loss is recognized.

 Goodwill

  Goodwill represents the excess of cost of acquired businesses over the fair market value of all net assets acquired. Goodwill is being amortized on a straight-line basis over an eight year period. Accumulated amortization totaled $296,000 as of December 31, 1996 and $512,000 as of June 30, 1997.

 Engineering, Research and Development

  Costs associated with engineering, research and development are expensed as incurred.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

 Stock-Based Compensation

  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, since the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

 Net Income (Loss) Per Share

  Net income (loss) per share is computed using the weighted average number of common and dilutive common shares outstanding during each period. Common and common equivalent shares issued during the twelve month period prior to the initial filing date of the initial public offering have been included in the calculation as if they were outstanding for all periods presented prior to the initial public offering using the treasury stock method.

 Supplemental Net Income Per Share

  Supplemental net income per share is based on the weighted average number of shares used in the calculation of net income per share increased by the number of shares which at the initial public offering price of $14.00 were required to complete the redemption of the Redeemable Preferred shares. Net income available to common shareholders is increased by the dividends accreted in 1996 on the Redeemable Preferred Stock.

 Unaudited Interim Consolidated Financial Statements

  The consolidated balance sheet as of June 30, 1997 and the consolidated statements of operations, redeemable preferred stock and shareholders' equity for the six months ended June 30, 1997 and 1996 are unaudited and in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company's consolidated financial position, consolidated results of operations and cash flows.

 Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standard (SFAS) No. 128, "Earnings Per Share" which simplifies the calculation of earnings per share (EPS) and creates a standard of comparability to the recently issued International Accounting Standard No. 33, "Earnings Per Share." Since early application is not permitted, the Company will adopt this standard in the fourth quarter of 1997. Its adoption does not have a material effect on the Company's financial position or results of operations in the first quarter of 1997.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's consolidated financial statements.

3. DISCONTINUED OPERATIONS

  On March 31, 1995, the Company sold the net assets of its cellular sales and service subsidiary for $573,000. On October 24, 1994, the Company sold the net assets of its rural cellular phone system subsidiary for $8,000,000, including a note receivable for $500,000 which was paid in 1995. In connection with this sale, the Company repaid $5,000,000 of promissory notes and vendor obligations. On March 15, 1994, the Company sold the net assets of its air-to-ground system subsidiary for $150,000.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  Interest expense of $492,000 in 1994 has been allocated to the discontinued operations of the rural cellular phone system subsidiary as the borrowings were specifically associated with that business. Income taxes associated with the discontinued operations are not material.

  The revenues of the discontinued operations are summarized below (in thousands):

                                                                  1994    1995
                                                                 ------- ------
   Cellular sales and service................................... $ 9,455 $1,001
   Rural cellular phone system..................................     717    --
                                                                 ------- ------
                                                                 $10,172 $1,001
                                                                 ======= ======

  The operating income (loss) of the discontinued operations is summarized below (in thousands):

                                                                  1994   1995
                                                                  -----  -----
   Cellular sales and service.................................... $ 262  $(129)
   Rural cellular phone system...................................  (158)   --
                                                                  -----  -----
                                                                  $ 104  $(129)
                                                                  =====  =====

  The gain (loss) on the disposal of the discontinuations is summarized below (in thousands):

                                                                    1994  1995
                                                                   ------ ----
   Cellular sales and service.....................................    --  $(36)
   Rural cellular phone system.................................... $1,403  --
                                                                   ------ ----
                                                                   $1,403 $(36)
                                                                   ====== ====

  Income taxes associated with the gain (loss) on the disposal of the discontinued operations are not material.

4. ACQUISITIONS

  In February 1996, the Company acquired the net assets of Voice Systems Technology Inc. ("VST"), a company which develops and markets prepaid and voice processing systems, for approximately $2.5 million ($500,000 cash and 265,373 shares of common stock). VST had revenues and net income for the 11 months ended February 29, 1996 of $2.1 million and $9,000, respectively. The acquisition has been accounted for under the purchase method of accounting and the results of operations have been included in the Company's results of operations from the date of acquisition. The allocation of the purchase price is based on the fair market value of assets and liabilities acquired and the excess over those amounts is accounted for as goodwill. The allocation of the purchase price is as follows (in thousands):

   Property and equipment............................................... $  106
   Accounts receivable, net.............................................     51
   Other current assets.................................................     68
   Accounts payable and accrued expenses................................   (312)
   Other current liabilities............................................    (59)
   Goodwill.............................................................  2,683
                                                                         ------
                                                                         $2,537
                                                                         ======

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  On January 31, 1996, the Company acquired 17.5% of the stock in Wireless Americas Corporation ("WAC") for $35,000. WAC markets and sells prepaid equipment in Latin America. On October 23, 1996, the Company acquired an additional 62.5% of the stock of WAC for $916,500. The purchase has been reflected in the Company's consolidated balance sheet. Results of WAC's operations from the date of acquisition through March 31, 1997, have been included in the Company's consolidated results.

  The following unaudited pro forma information has been prepared assuming that these acquisitions had taken place at the beginning of the respective period. The unaudited pro forma information includes adjustments for interest expense that would have been incurred to finance the purchase, amortization of goodwill resulting from the purchase, elimination of the effect of transactions between the Company and WAC and income taxes. There is no impact to 1995 from the WAC transaction as WAC operations began in 1996. The unaudited pro forma financial information is not necessarily indicative of the results of operations as if the transactions had been effected on the assumed dates (in thousands, except per share data):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                  (UNAUDITED)
   Net revenues................................................ $36,288 $51,873
                                                                ------- -------
   Net income available to common stockholders................. $ 1,558 $     1
                                                                ------- -------
   Net income per common share................................. $  0.17 $  0.00
                                                                ======= =======

5. ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                       DECEMBER 31,
                                                       -------------  JUNE 30,
                                                        1995   1996     1997
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
   Billing adjustments and chargebacks................ $1,136 $1,240   $1,143
   Cellular airtime...................................  1,077  2,447    1,502
   Payroll............................................    391    931    1,029
   Deferred revenue...................................    325    264      196
   Telecommunication costs............................    305    442      523
   Billing services...................................    282    296      304
   Warranty...........................................    --     159      465
   Uninvoiced receipts................................    --     219      446
   Other..............................................    912  1,207    1,145
                                                       ------ ------   ------
                                                       $4,428 $7,205   $6,753
                                                       ====== ======   ======

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

6. INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                               DECEMBER 31,
                                                               --------------
                                                                1995    1996
                                                               ------  ------
   Deferred tax assets:
     Net operating loss carryforwards......................... $1,189  $  356
     Book over tax amortization and depreciation expense......    390     279
     Allowance for doubtful accounts, billing adjustments and
      chargebacks.............................................    775     801
     Minimum tax credit carryforwards.........................     49     128
     Accrued vacation and warranty............................    --      154
     Other....................................................    --      142
                                                               ------  ------
                                                                2,403   1,860
     Valuation allowance for deferred tax assets..............   (162)    --
                                                               ------  ------
   Total deferred tax assets..................................  2,241   1,860
   Deferred tax liabilities:
     Tax over book amortization...............................   (281)   (366)
     Amortization of legal costs..............................   (160)   (160)
                                                               ------  ------
   Total deferred tax liabilities.............................   (441)   (526)
                                                               ------  ------
   Net deferred tax assets.................................... $1,800  $1,334
                                                               ======  ======

  The provision (benefit) for income taxes consists of the following (in thousands):

                                                                     SIX MONTHS
                                         YEAR ENDED DECEMBER 31,        ENDED
                                         ---------------------------  JUNE 30,
                                          1994     1995       1996      1997
                                         ------- ----------  ------- -----------
                                                                     (UNAUDITED)
   Current:
     Federal............................ $   18  $      110  $    51    $111
     State..............................     35         660       83      30
                                         ------  ----------  -------    ----
                                             53         770      134     141
   Deferred:
     Federal............................    --       (1,530)     423     --
     State..............................    --         (270)      43     --
                                         ------  ----------  -------    ----
                                            --       (1,800)     466     --
                                         ------  ----------  -------    ----
   Income tax provision (benefit)....... $   53  $   (1,030) $   600    $141
                                         ======  ==========  =======    ====

  At January 1, 1995, primarily as a result of the net operating losses, the Company was in a net deferred tax asset position. The full amount of the deferred tax asset was offset by a valuation allowance due to uncertainties associated with the realization of the deferred tax benefit. Based on the Company's ability to generate taxable income and its projections for 1997 and 1998, the Company has reduced the remaining valuation allowance to state the net deferred tax asset at its net realizable value.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  The Company utilized $1.2 million in 1994, $2.6 million in 1995 and $2.0 million in 1996 of federal net operating loss carryforwards to offset taxable income. The valuation allowance decreased $3.1 million during 1995 due primarily to the utilization of net operating loss carryforwards and to the reversal of a significant portion of the valuation allowance. The valuation allowance decreased by $286,000 and $162,000 in 1994 and 1996, respectively.

  At December 31, 1996, the Company has approximately $1.0 million of net operating loss carryforwards for federal income tax return purposes available for use in future years that expire beginning in 2003.

  A reconciliation of the statutory rate to the effective rate is as follows:

                                                                 SIX MONTHS
                                                                    ENDED
                                  YEAR ENDED DECEMBER 31,         JUNE 30,
                                  ----------------------------   -------------
                                   1994      1995       1996     1996    1997
                                  -------   -------    -------   -----   -----
                                                                 (UNAUDITED)
   Federal provision at
    statutory rate..............       34%       34%        34%     34%     34%
   State income provision net of
    federal benefit.............        6         6          6       6       6
   Permanent differences........        2         1         12       3      11
   Change in valuation
    allowance...................      --        (65)       --      --      --
   Benefit of net operating
    loss........................      (27)      (28)        (2)    --      --
                                  -------   -------    -------   -----   -----
                                       15%      (52)%       50%     43%     51%
                                  =======   =======    =======   =====   =====

  Income taxes paid were $36,000 in 1994, $68,000 in 1995 and $352,000 in
1996, and $322,000 and $13,000 for the six months ended June 30, 1996 and 1997.

7. CAPITAL STOCK

 Common Stock

  On April 26, 1996, the Company authorized 35,000,000 shares of a new class of common stock and effected a recapitalization of the Company (the "1996 Recapitalization"). All outstanding shares of the Company's class A, B, C and D common stock were exchanged for an aggregate of 3,335,985 shares of Common Stock. In addition, the terms and conditions of the Company's three classes of convertible preferred stock were modified, without changing the total number of shares of Common Stock into which the preferred stock can be converted. The convertible preferred shares were converted to 5,004,608 shares of Common Stock upon the closing of the initial public offering.

 Initial Public Offering

  In 1996, the Company sold in its initial public offering (IPO) 3,918,555 shares of its common stock yielding net proceeds of $49.8 million. The proceeds were used to redeem preferred stock and to repay an existing line of credit and capital leases.

  Upon the closing of the IPO, the Company redeemed all 11,871 outstanding shares of redeemable preferred stock at a redemption price of $1,000 per share. In addition, the Company paid approximately $4.5 million in accreted dividends on the redeemable preferred stock.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

 Preferred Stock

  The Board of Directors are authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

 Stock Option Plan

  The Company's 1996 Stock Option Plan (the 1996 Plan) was adopted by the Board of Directors and approved by the holders of the Company in 1996. The 1996 Plan provides for the grant of stock options to employees, officers and directors, consultants and advisors to, the Company and its subsidiaries. Under the 1996 Plan, the Company may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("incentive stock options"), or options not intended to qualify as incentive Stock options ("non-statutory options"). Incentive stock options may only be granted to employees of the Company. A total of 1,264,792 shares of Common Stock may be issued upon the exercise of options granted under the 1996 Plan. The maximum number of shares with respect to which options may be granted to any employee under the 1996 Plan shall not exceed 200,000 shares of Common Stock during any calendar year. The 1996 Plan replaces the 1994 Stock Option Plan which granted 355,758 options and was terminated in 1996. All options granted have 10 year terms and generally vest and become exercisable over four or five years.

  In 1996, the Company granted non-qualified options to purchase 653,278 and 93,551 at exercise prices of $5.75 and $10.00, respectively, which were deemed fair market value as determined by the Company.

  Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.1% and 5.9%, respectively, no dividend yield, the volatility factor of the expected market price of the Company's common stock was 0.5 and a weighted-average expected life of the option of 5 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share information):

                                                                 DECEMBER 31,
                                                                --------------
                                                                 1995   1996
                                                                ------ -------
   Pro forma net income (loss)................................. $1,893 $(1,086)
   Pro forma net income (loss) per share....................... $ 0.21 $ (0.10)

  Stock option information is as follows:

                                  1994             1995              1996           JUNE 30, 1997
                            ---------------- ---------------- ------------------- -------------------
                                                                                     (UNAUDITED)
                                    WEIGHTED         WEIGHTED            WEIGHTED            WEIGHTED
                                    AVERAGE          AVERAGE             AVERAGE             AVERAGE
                                    EXERCISE         EXERCISE            EXERCISE            EXERCISE
                            OPTIONS  PRICE   OPTIONS  PRICE    OPTIONS    PRICE    OPTIONS    PRICE
                            ------- -------- ------- -------- ---------  -------- ---------  --------
   Outstanding--
    beginning of period....            --    324,629  $0.14     355,758   $ 0.14  1,666,359   $8.86
   Granted................. 324,629  $0.14    31,129   0.14   1,548,329     9.76    984,000    5.15
   Exercised...............     --     --        --     --     (201,228)    0.14   (177,316)   4.23
   Cancelled...............     --     --        --     --      (36,500)   13.61   (733,480)  11.94
                            -------  -----   -------  -----   ---------   ------  ---------   -----
   Outstanding--
    end of period.......... 324,629  $0.14   355,758  $0.14   1,666,359   $ 8.86  1,739,563   $5.94
                            =======  =====   =======  =====   =========   ======  =========   =====
   Options available for
    grant..................                                     499,792             175,792
                                                              =========           =========

  The following table summarizes the stock options outstanding and exercisable as of June 30, 1997 (unaudited):

               OPTIONS                OPTIONS               EXERCISE
             EXERCISABLE            OUTSTANDING               PRICE
             -----------            -----------             --------
                16,675                  94,499             $      0.14
               632,124               1,430,178               4.75-7.38
                34,686                  39,686              9.69-10.00
                31,000                 175,200             12.50-14.00
               -------               ---------             -----------
               714,485               1,739,563             $      5.94
               =======               =========             ===========

  In February 1997, the Company repriced 455,000 options by cancelling and granting those options at fair market value. The repriced options retained their vesting provisions.

  There were 181,219 options exercisable at December 31, 1995 at a weighted-average exercise price of $0.14. The weighted-average fair value of options granted during 1995 and 1996 was $0.07 and $4.69, respectively. The weighted-average contractual life of options outstanding at December 31, 1995 and 1996 was 9.0 years and 9.2 years, respectively.

 Employee Stock Purchase Plan

  The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the shareholders of the Company in April 1996. The Purchase Plan authorizes the issuance of up to a total of 225,000 shares of Common Stock to participating employees.

  Certain employees of the Company who have been employed by the Company for a minimum of twelve months, including directors of the Company who are employees, are eligible to participate in the

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

Purchase Plan. On the first day of a designated payroll deduction period (the "Offering Period"), the Company will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of Common Stock as follows: the employee may authorize an amount (up to a maximum of 10% of such employee's regular pay) to be deducted by the Company from such pay during the Offering Period. On the last day of the Offering Period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option price is an amount equal to 90% of the fair market value per share of the Common Stock on either the first day or the last day of the Offering Period, whichever is lower. In no event may an employee purchase in any one Offering Period a number of shares which has an aggregate market value (determined on the last day of the Offering Period) in excess of $25,000. The Compensation Committee may, in its discretion, choose an Offering Period of 12 months or less for each of the Offerings and choose a different Offering Period for each Offering.

8. COMMITMENTS

  The Company has noncancelable operating lease commitments for office space. Rent expense approximated $399,000 in 1994, $443,000 in 1995 and $881,000 in
1996 and $410,000 and $535,000 for the six months ended June 30, 1996 and 1997, respectively. Future minimum rental commitments, which include office space leased as of December 1996, are as follows (in thousands):

   Year ending December 31, 1997........................................ $  875
   1998.................................................................    844
   1999.................................................................    765
   2000.................................................................    496
   2001.................................................................     83
                                                                         ------
                                                                         $3,063
                                                                         ======

  The Company entered into capital leases of $1.5 million in 1996 which were fully repaid in 1996.

9. RELATED-PARTY TRANSACTIONS

  Pursuant to a management agreement, the Company paid annual fees in the amount of $1,008,000 in 1994 and 1995 and $252,000 in 1996 to a management company affiliated with certain shareholders of the Company. These amounts represent the payroll and certain benefit costs of six senior management personnel responsible for the operations of the Company.

  The management agreement was terminated in March 1996 and the employees of the management company became employees of the Company. The management fees previously incurred by the Company under the management agreement closely approximate the actual payroll and related benefits currently being directly incurred by the Company, and the Company believes that these amounts are reasonable and comparable to those that would have been incurred with an unrelated third party. Additionally, the Company leased office space from another company affiliated with certain shareholders of the Company under a leasing arrangement which was terminated in August 1996. The Company recorded rent expense of $28,000 in 1994, $68,000 in 1995 and $40,000 in 1996 in
connection with this lease. Another company, affiliated with certain shareholders of the Company, received $462,000 in connection with the repurchase of redeemable preferred stock of the affiliated company's investment and its accreted dividends.

              BOSTON COMMUNICATIONS GROUP, INC. AND SUBSIDIARIES

10. SUBSEQUENT EVENTS

  In July 1997, the Company entered into a Master Equipment Lease Agreement to finance $5.5 million of telecommunications equipment to expand and enhance its teleservices and prepaid wireless service businesses. The lease is a line of credit payable on demand bearing interest at LIBOR plus one percent. Once the equipment has been fully financed the lease will be converted into a three-year lease payable in equal installments at an interest rate of approximately 8.5%.

  In April 1997, Robert Sproul filed suit against the Company and its 80% subsidiary, Wireless America Corp. ("WAC") in the Circuit Court for Dade County, Florida. Mr. Sproul owns the remaining 20% of WAC. The suit relates to WAC's termination of Mr. Sproul's employment as the President of WAC in March 1997, pursuant to an employment contract that was to expire in 1998, and relates to certain rights which Mr. Sproul may have to require the Company to purchase his 20% interest in WAC. Mr. Sproul claimed the purchase price for his 20% interest was in excess of $2.8 million. The Company and Mr. Sproul have agreed in principle to settle all of the claims asserted by Mr. Sproul. The terms of the agreement in principle require the Company to buy Mr. Sproul's 20% interest in WAC for a purchase price of $1.3 million. The parties will also exchange full mutual releases and expect to negotiate and execute other customary documents associated with the settlement of litigation. The settlement of the suit is conditioned upon the completion of definitive documentation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER TO SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Price Range of Common Stock..............................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  29
Management...............................................................  40
Principal and Selling Shareholders.......................................  42
Description of Capital Stock.............................................  44
Underwriting.............................................................  45
Legal Matters............................................................  46
Experts..................................................................  46
Available Information....................................................  46
Incorporation of Certain Information by Reference........................  47
Index to Consolidated Financial Statements............................... F-1

                                  -----------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 Shares

                                      LOGO

                                  Common Stock

                                  -----------

                                   PROSPECTUS
                                  -----------

                               Alex. Brown & Sons
                                  INCORPORATED

                          Donaldson, Lufkin & Jenrette
                             SECURITIES CORPORATION

                                  Furman Selz


                                      , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

      SEC Registration Fee............................................ $ 49,898
      NASD Filing Fee.................................................    5,417
      Nasdaq National Market Listing Fee..............................   17,500
      Blue Sky Fees and Expenses......................................      500
      Transfer Agent and Registrar Fees...............................    5,000
      Accounting Fees and Expenses....................................   60,000
      Legal Fees and Expenses.........................................  100,000
      Printing, Engraving and Mailing Expenses........................   90,000
      Miscellaneous...................................................   71,685
                                                                       --------
          Total....................................................... $400,000
                                                                       ========

--------
  The Company will bear all expenses shown above.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article 6 of the Company's Restated Articles of Organization provides that the Company shall indemnify each person who is or was a director, officer, employee or other agent of the Company, and each person who is or was serving at the request of the Company as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses reasonably incurred by any such persons in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director, officer, employee, agent or trustee, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company. The provisions in the Company's articles pertaining to indemnification may not be amended and no provision inconsistent therewith may be adopted without the approval of either the Board of Directors or the holders of at least a majority of the voting power of the Company.
Section 67 of Chapter 156B of the Massachusetts Business Corporation Law authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation.

  Under Section [8] of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

  The Company maintains directors' and officers' liability insurance for the benefit of its directors and certain of its officers.

ITEM 16. EXHIBITS

  (a) Exhibits

EXHIBIT
NUMBER                                          DESCRIPTION
-------                                         -----------
  1      Form of Underwriting Agreement.
  3.1*   Restated Articles of Organization of the Company, as amended.
  3.2*   Form of Restated Articles of Organization of the Company.
  3.3*   Amended and Restated By-Laws of the Company.
  4.1*   Specimen Certificate for shares of Common Stock, $.01 par value, of the Company.
  5+     Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered.
 21*     Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2    Consent of Ernst & Young LLP, Independent Auditors.
 24+     Power of Attorney (appears on page II-3).

--------
* Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-4128).

+ Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to abe part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, COMMONWEALTH OF MASSACHUSETTS, ON THIS 8TH DAY OF AUGUST, 1997.

                                          Boston Communications Group, Inc.


                                          By:        /s/ Paul J. Tobin
                                              ---------------------------------
                                                       Paul J. Tobin
                                               President and Chief Executive
                                                          Officer

                       POWER OF ATTORNEY AND SIGNATURES

  We, the undersigned officers and directors of Boston Communications Group, Inc., hereby severally constitute and appoint Paul J. Tobin, Frederick von Mering, Alan J. Bouffard and Thomas L. Barrette, Jr., and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Boston Communications Group, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                        TITLE                 DATE

          /s/ Paul J. Tobin            Chairman of the
-------------------------------------   Board of Directors       August 8, 1997
            PAUL J. TOBIN               President, Chief
                                        Executive Officer
                                        (Principal
                                        Executive Officer)



               *                       Vice President,          August 8, 1997
-------------------------------------   Finance and
        FREDERICK VON MERING            Administration
                                        (Principal
                                        Financial and
                                        Accounting
                                        Officer), Director


               *                       Vice Chairman of the     August 8, 1997
-------------------------------------   Board of Directors
           BRIAN E. BOYLE


               *                       Director                  August 8, 1997
-------------------------------------
          JERROLD D. ADAMS

              SIGNATURE                         TITLE                DATE

                                        Director
               *                                                August 8, 1997
-------------------------------------
            CRAIG L. BURR


               *                        Director                August 8, 1997
-------------------------------------
           PAUL R. GUDONIS


               *                        Director                August 8, 1997
-------------------------------------
            GERALD SEGEL


*By:   /s/ Paul J. Tobin
     --------------------------------
         PAUL J. TOBIN
        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION
-------                                         -----------
  1      Form of Underwriting Agreement.
  3.1*   Restated Articles of Organization of the Company, as amended.
  3.2*   Form of Restated Articles of Organization of the Company.
  3.3*   Amended and Restated By-Laws of the Company.
  4.1*   Specimen Certificate for shares of Common Stock, $.01 par value, of the Company.
  5+     Opinion of Hale and Dorr LLP with respect to the validity of the securities being offered.
 21*     Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2    Consent of Ernst & Young LLP, Independent Auditors.
 24+     Power of Attorney (appears on page II-3).

--------
* Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-4128).

+ Previously filed.